 QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on November 22, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BADGER STATE ETHANOL, LLC
(Name of Small Business issuer in its charter)

Wisconsin	2040	39-1996522
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

27402 Malchine Road
Waterford, Wisconsin 53185
(262) 895-2206
(Address and telephone number of principal executive offices)

27402 Malchine Road
Waterford, Wisconsin 53185
(262) 895-2206
(Address and telephone number of principal place of business or intended place of business)

John Malchine, Interim Vice President and Chief Financial Officer
27402 Malchine Road
Waterford, Wisconsin 53185
(262) 895-2206
(Name, address and telephone number of agent for service)

Copies to:
Jonathan B. Levy, Esq.
Cheng S. Lor, Esq.
Lindquist & Vennum, P.L.L.P.
4200 IDS Center
Minneapolis, MN 55402
(612) 371-3211

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Dollar Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class A Limited Liability Company Unit no par value	$12,000,000	$1,000	$12,000,000	$3,168

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus
Subject to Completion Dated November 22, 2000

The information in this prospectus is not complete and may be changed. The securities offered by this prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

10,000 Class A Units $10 Million Minimum Offering
12,000 Class A Units $12 Million Maximum Offering

BADGER STATE ETHANOL, LLC
$1,000 per Unit

  •
  This is an initial public offering of Class A units of Badger State Ethanol, LLC, a manager-managed Wisconsin limited liability company.

  •
  We are offering a minimum of 10,000 Class A units, and a maximum of 12,000 Class A units at $1,000 per unit.

  •
  We are seeking capital to build an ethanol plant in Monroe, Wisconsin. We will need additional debt funding in order to complete the project, and we do not expect the proposed ethanol plant to be completed until 16-18 months after this offering closes.

  •
  We are selling the units directly to investors.

  •
  The units are subject to significant transfer restrictions. No public market exists for the units, and no public market is expected to develop for the units.

  •
  We are a start-up entity and we have generated no revenues. We do not expect to generate revenues until the proposed ethanol plant is operating.

  •
  You will be required to purchase a minimum of 5 units, or $5,000, in order to participate in this offering. Your investment will be deposited in an escrow account that we will establish at            bank, and will be returned to you, without interest, if we do not raise the $10 million minimum on or before September 30, 2001.

  •
  Even if we raise the $10 million minimum, or the $12 million maximum by September 30, 2001, we will not close on the escrow until we are able to secure binding written agreements for our construction financing. We must secure the debt financing by September 30, 2001, or your investment will be returned to you without interest.

    Investing in the units of Badger State Ethanol involves risks. Please see "Risk Factors" beginning on page 4.

	Minimum		Maximum
	Per Unit	Total	Per Unit	Total
Public Offering Price	$1,000	$1,000	$1,000	$1,000
Proceeds to Badger State Ethanol	$1,000	$10,000,000	$1,000	$12,000,000

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

            , 2000

[On this inside cover page would appear a diagram depicting the proposed plant.]

Our executive offices are located at Badger State Ethanol, LLC, 27402 Malchine Road, Waterford, Wisconsin 53185

Our telephone number is 262-895-2206.

Notes to Readers of this Prospectus

  •
  References to "we" and "us" refer to the entity and business of Badger State Ethanol, LLC.

  •
  Throughout this prospectus we use the term "unit holder" to refer to individuals who own our units whether or not they are members of our limited liability company. Investors should know that if we accept an investor's subscription, the investor must execute our operating agreement and become a member of our limited liability company. A unit holder could in some circumstances not be a member of our limited liability company because as a result of a transfer, a unit holder did not execute our operating agreement, or we do not accept that unit holder into our limited liability company. Please See "Description of Units" and "Description of Operating Agreement" for a discussion of the distinction between unit holder and member, and economic and voting rights of unit holders and members.

You should rely only on the information contained in this document or information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

1

PROSPECTUS SUMMARY

    Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the risk factors and financial statements, before you decide whether to invest.

Badger State Ethanol, LLC

    We are a recently formed Wisconsin limited liability company. We are seeking to raise capital in order to develop, build and operate a 40 million-gallon per year ethanol plant in Monroe, Wisconsin. We have entered into letters of intent with leading ethanol construction and engineering firms, Fagen, Inc. and ICM, Inc. which have agreed to provide engineering and construction services to us to build the proposed ethanol plant if the offering is successful, and we are able to secure debt financing.

The Opportunity

    Ethanol is a fuel component utilized to enhance gasoline performance properties and abate gasoline exhaust emissions. It is derived primarily from processing corn into alcohol. Because it is derived from corn, a readily available agricultural commodity, ethanol is a renewable source of energy. Its creation and use as a gasoline additive generally involves less toxic emissions than the other principal gasoline additive, methyl tertiary butyl ether ("MTBE"). MTBE is a petroleum-based additive that has begun to fall out of favor in many areas because of environmental risks. California recently began to phase-in a ban on MTBE after detecting unacceptable levels of MTBE in groundwater. To assist in the development of ethanol production and stimulate demand for domestically produced corn, the federal government and certain state governments, including Wisconsin, have created incentive programs to encourage ethanol production. These incentive programs involve tax credits at the federal level and payments to ethanol producers at the state level. The Clean Air Act Amendments of 1990 also require that gasoline used in nine metropolitan areas suffering air quality problems use reformulated gasoline. Reformulated gasoline is gasoline that contains additives such as MTBE or ethanol to reduce environmentally harmful emissions.

    We believe that perceived increased risks associated with MTBE, the growth in the number of larger gasoline consuming vehicles in many metropolitan areas, federal and Wisconsin subsidies for ethanol producers, and an abundant supply of corn, create an exciting opportunity for a large-scale ethanol plant in southern Wisconsin. The Monroe, Wisconsin area, where the plant is proposed to be located, is served generally by good rail and highway transportation networks. This network provides access to Milwaukee, Wisconsin, Chicago, Illinois and other midwest locations. We believe that these industrial centers will be attractive markets for ethanol.

    Processing corn into ethanol produces natural by-products known as distiller gains, which may be sold as Distillers Dried Grains with Solubles ("DDGS"), Distillers Wet Grains with Solubles ("DWS") and Distillers Modified Wet Grains ("DMWS"). These are animal feed products. The area in the immediate vicinity of the proposed plant is generally an agricultural area that we believe will generate strong demand for these feed products.

The Project

    If we are successful in this offering, and are able to obtain the debt financing that we are seeking, we plan to build a 40 million-gallon per year dry mill ethanol plant. The proposed plant is expected to convert, on an annual basis, 14.8 million bushels of corn into approximately 40 million gallons of ethanol, 128 thousand tons of distiller grains and 126 thousand tons of raw carbon dioxide gas. The City of Monroe, Wisconsin has agreed to provide us with at least 25 acres of land for the project if we satisfy certain conditions, including securing debt financing and completing this offering. We expect to commence construction, depending upon the season and weather, approximately 60 days after we close on this offering, which is contingent upon our receipt of written agreements from lenders to provide debt financing. We call this the financial closing. We expect that the construction will take approximately 14 months, with an additional two months of post-construction testing and engineering. We plan to begin accepting shipments of corn and producing ethanol, distiller grains and raw carbon dioxide gas, approximately 16-18 months after the close of this offering.

    Under the terms of our letter of intent with Fagen and ICM, Fagen will serve as the general contractor and ICM will be the primary subcontractor on the project. Fagen has been the principal contractor on thirteen ethanol projects and has performed significant work on a total of 29 projects. These two firms have developed, designed and built numerous ethanol plants throughout the country. Both Fagen and ICM also have representatives serving on our board of directors.

Our Financing Plan

    Our letter of intent with Fagen provides that the proposed ethanol plant will cost no more than $45 million. We intend to raise between $10 and $12 million in this offering, seek approximately $33 million in senior debt from one or more banks and approximately $12 million in subordinated debt from third party credit providers to pay for the construction and initial operating and maintenance costs. We have no contracts or commitments with any bank, lender or financial institution for this debt financing, but we will not close on this offering until we execute binding financing agreements. We are also seeking a loan of approximately $2.3 million from our electrical utility provider to fund electrical infrastructure, approximately $1.6 million in tax increment financing from the City of Monroe to fund improvements to the proposed site and a $300,000 grant from the Wisconsin Department of Commerce. We intend to raise approximately $59 million.

Summary of Operating Agreement

    Because we are a limited liability company we are governed by an operating agreement. Under our operating agreement we are managed by at least five, but no more than seven directors who must also be unit holders. Unit holders may vote on a limited number of items, such as dissolving us, amending our operating agreement and electing future directors.

    As a unit holder, you will have a capital account to which we will credit your contributions to us. Your account will also be increased by your allocated share of our profits and other applicable items of income or gain. We will decrease your account for your share of our losses and other applicable items of expenses or losses and any distributions that we make to you. Generally, we will allocate our profits and losses to you based upon the number of units you own.

    We expect to be treated as a partnership for federal income tax purposes. We will not pay any federal income taxes and will instead allocate our net income to our unit holders who must include that income as part of his or her taxable income. This means that you will have to pay taxes on your allocated share of our income whether or not we make a distribution to you in that year. Please see "Federal Income Tax Consequences of Owning Our Units" for a discussion of important federal income tax consequences.

    Transfer of your units is restricted by our operating agreement. Generally, unless a transfer is by operation of law, such as due to death or divorce, you cannot transfer your units without the prior written approval of a majority of our directors. Directors will not approve any transfer until the proposed ethanol plant is operating. This means that your units will not be transferable for approximately 18 months after we close on the offering. We will not be generating any revenue during that time. Please see the section entitled "Description of Units" for a discussion of transfer restrictions.

The Offering

	Minimum		Maximum
Class A Units offered	10,000	Units	12,000	Units
Class A Units outstanding after completion of the offering	11,720(	1)	13,720(	1)
Use of proceeds

(1)
This information includes 1,720 Class A units issuable upon conversion of 1,000 Class C and 720 Class B Units. Class B and Class C units will automatically convert into Class A units when we close on this offering. Please see "Management's Plan of Operation—Liquidation and Capital Resources" and "Description of Units."

RISK FACTORS

    Investing in our units is highly speculative and very risky. You should be able to bear a complete loss of your investment. In addition to the other information in this prospectus, you should consider the following risks carefully in deciding whether to invest in our units.

RISKS RELATED TO OUR FORMATION AND FINANCING PLAN

We are recently formed and we expect losses.

    We are start-up business venture, with virtually no history of operations. We have limited financial and human resources. For the period from inception May 11, 2000 through September 30, 2000, we have an accumulated net loss of $44,485. We will continue to incur significant losses until we are able to secure financing and successfully complete construction and commence operations of our proposed ethanol plant. There can be no assurance that we will be successful in completing the offering, securing additional financing and building and operating an ethanol plant. Even if we are successful in completing the proposed ethanol plant, there can be no assurance that we will be able to operate profitably.

We may not raise sufficient capital to proceed with our business plan; we have no commitments for our debt financing requirements.

    We believe that we must raise at least $10 million in the offering in order to proceed with our business plan. We have begun discussions with potential lenders regarding debt financing. Based on current construction cost estimates, we believe we will need approximately fifty-nine million dollars ($59,000,000) in total funds to construct the proposed ethanol plant and finance start-up operations. We are seeking to secure approximately $33 million in senior debt and approximately $12 million in subordinated debt from one or more commercial banks or other lenders. We are seeking to raise $10 to $12 million in this offering. We are seeking approximately $2.3 million in a loan from our electrical utility service provider, approximately $1.6 million of tax increment financing from the City of Monroe, Wisconsin and a $300,000 grant from the Wisconsin Department of Commerce. While we have a proposal from our electrical utility provider and a commitment from Monroe, subject to various conditions, we have received no proposals from any banks or financial institutions for the significant debt financing needed to construct the ethanol plant. There can be no assurance that we will be able to obtain debt financing or, if available, that it will be on terms acceptable to us. If the financing is unavailable for any reason, we will be forced to abandon our business. If we are unable to receive binding written commitment letters on the senior and subordinated debt financing on or before September 30, 2001, we will return your investment in escrow, without interest or deduction.

    In addition to funding the project, we will also need permanent working capital and seasonal funding to finance operations. We anticipate borrowing these funds from commercial banks, but we have commitments from any bank to provide these funds.

We anticipate having substantial debt and debt service requirements.

    We anticipate incurring substantial debt to build the ethanol plant and implement our business plan. Therefore, we anticipate substantial debt and debt service requirements. Upon completion of the ethanol plant, we anticipate that our total debt obligation will be approximately $49 million and our capital structure will be highly leveraged.

The amount of debt we plan to assume will have important consequences including:

  •
  Our ability to borrow additional amounts for working capital, capital expenditures and other purposes will be limited or may not be available on terms favorable to us or at all;

  •
  A substantial portion of our cash flows from operations will be used to pay interest and principal on our debt, which will reduce the funds that would otherwise be available to us for our operations and future business opportunities;

  •
  We will be vulnerable to increases in prevailing interest rates;

  •
  We may be substantially more leveraged than some of our competitors, which may place us at a competitive disadvantage;

  •
  Our indebtedness is expected to be secured by all or substantially all of our assets, which means that there will be virtually no assets left for unit holders in the event of a liquidation; and

  •
  Our substantial degree of leverage may limit our flexibility to adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions or our business.

To service our debt, we will require a significant amount of cash and our ability to generate cash depends on many factors.

    Our ability to repay our debt will depend on our financial and operating performance and on our ability to successfully implement our business strategy. We cannot assure you that we will be successful in implementing our strategy or in realizing our anticipated financial results. Our financial and operational performance depends on numerous factors including prevailing economic conditions and on certain financial, business and other factors beyond our control. We cannot assure you that our cash flows and capital resources will be sufficient to repay our anticipated debt obligations. In the event that we are unable to pay our debt service obligations, we may be forced to reduce or eliminate distributions or capital expenditures. We could be forced to sell assets, obtain additional equity capital or refinance or restructure all or a portion of our debt. In the event that we are unable to refinance our indebtedness or raise funds through asset sales, sales of equity or otherwise, our business would be adversely affected.

Our debt financing may contain numerous covenants, in which a breach may result in default.

    Our debt obligations will likely contain a number of significant covenants. These covenants may limit our ability to, among other things:

  •
  Incur additional indebtedness;

  •
  Make capital expenditures in excess of prescribed thresholds;

  •
  Make distributions to our unit holders, redeem or repurchase our units;

  •
  Make various investments;

  •
  Create liens on our assets;

  •
  Utilize asset sale proceeds;

  •
  Merge or consolidate or dispose of all or substantially all of our assets.

A breach of any of these covenants could result in default under our debt agreements. If we default on any of these covenants, and if not waived, a lender could rightfully accelerate our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. This could cause us to cease building our proposed ethanol plant, or if the plant is constructed, this could cause us to cease operations.

If we are able to close on the offering, we will be required to spend funds raised in the offering before any of our lenders disburse loan proceeds for construction.

    Assuming we are successful in the offering, and are able to obtain the necessary commitments for senior and subordinated debt, we expect that our lenders will require that we first spend the capital that we raise in this offering before using any loan proceeds. While we will not close on this offering until we have binding written credit agreements from these lenders, there can be no assurance that these lenders will disburse the loan proceeds at the appropriate time. If we must initiate litigation to compel the disbursement of loan proceeds, it would materially harm our business.

RISKS RELATED TO CONSTRUCTION AND DEVELOPMENT

We are dependent upon Fagen and ICM to design and build the ethanol plant, but we have no executed definitive agreement with either of them.

    We have a letter of intent with Fagen and ICM for various design and construction services. Fagen has delivered to us a proposed Design-Build Contract that is substantially final, in which Fagen will serve as our general contractor and will engage ICM to provide design and engineering services to us. Fagen's obligation to build the proposed ethanol plant is not reflected in a binding definitive agreement. While we expect that in order to secure our debt financing and consequently close on this offering, we will execute the contract with Fagen, there can be no assurance that the contract will be executed. If Fagen were to terminate its relationship with us, we might not be able to secure a replacement general contractor and our business would be materially harmed.

    We are also dependent upon Fagen and ICM's experience and ability to build and train us in operating the proposed ethanol plant. If the plant is built and does not operate as we expect, we will rely on Fagen and ICM to remedy any deficiencies or defects.

Our agreements or understandings with Fagen and ICM were not negotiated at arm's length, we may not have obtained terms as favorable to us as those we could have obtained from third parties, and any claims that we may have against Fagen or ICM may be difficult for us to enforce.

    We are heavily dependent upon the services that Fagen and ICM are providing. Without these services, we will not be able to build our proposed ethanol plant. Representatives of Fagen and ICM also serve on our board, and have been involved in nearly all aspects of our formation, capital raising and operation to date. Consequently, the terms of our agreements and understandings with them have not been negotiated at arm's length, and therefore, there is no assurance that our arrangements with them are as favorable to us as those we could have obtained from unaffiliated third parties. Because of Fagen and ICM's role in this project, and their representation on our board of directors, it could be difficult or impossible to enforce claims that we may have against these parties if, for example, one or both of them breaches agreements or understandings with us. If, for example, the proposed plant is not built on time or suffers from a defect of one kind or another due to alleged errors in design or construction, we would look to Fagen or ICM to remedy any problem with the plant. Because of Fagen and ICM's affiliation with us, it may be difficult to enforce any claims we may have arising from construction or operation of the plant.

We may encounter defective material and workmanship from Fagen.

    Under the terms of the proposed Design-Build Contract, Fagen warrants that the material and equipment furnished to build the ethanol plant will be new, of good quality, and free from defects in material or workmanship. Although Fagen will, for a period of one year after substantial completion of the ethanol plant, correct all defects in material or workmanship, any defects in material or workmanship may cause substantial delay in the commencement of operation of the ethanol plant. If defects are discovered after commencement of operation, it could cause us to halt or discontinue our operation, which may have a material adverse impact on our financial performance. If we encounter defects in material or workmanship prior to or after we commence operation it could harm our business.

We may encounter hazardous conditions at the construction site that may delay the construction of the ethanol plant.

    Fagen is not responsible for any hazardous conditions encountered at the construction site, such as environmental or other types of contamination. Upon encountering a hazardous condition, Fagen may immediately stop work in the affected area. Once we receive notice of a hazardous condition, we must correct the condition. The presence of a hazardous condition will likely delay construction of the project and may require significant expenditure of our resources to correct the condition. In addition, Fagen will be entitled to an adjustment in price and time of performance if its price and performance time has been adversely affected by the hazardous condition. If we encounter any hazardous conditions, it will likely have a material adverse impact on our financial condition. Although the site will be tested prior to commencing construction and we are aware of no hazardous conditions, there can be no assurance that we will not encounter hazardous conditions.

The condition of our construction site may differ from what we or Fagen expects.

    If Fagen encounters "differing site conditions," then it will be entitled to an adjustment in the contract price and time of performance if the differing conditions adversely affect its costs and performance time. By "differing site conditions," we mean any concealed physical conditions at the site that:

  •
  Materially differs from the conditions contemplated in the proposed Design-Build Contract; or

  •
  Any unusual conditions which differ materially from the conditions ordinarily encountered in similar work. Any differing site conditions may have a material adverse impact on our financial performance. Although the site will be inspected, concealed conditions are often very difficult to detect and there can be no assurance that we will not encounter differing site conditions.

We must obtain liability insurance prior to the commencement of construction of the ethanol plant and we currently have no insurance.

    Prior to the commencement of construction of the ethanol plant, we must obtain and maintain liability and property insurance covering claims, injuries, losses and damages that arise as a result constructing the ethanol plant. We currently do not have any liability insurance and there can be no assurance that we will be able to obtain liability insurance on terms acceptable to us, or if at all.

Fagen is not required to maintain any bond or performance security in connection with the construction of the ethanol plant.

    Under the proposed Design-Build Contract, Fagen is not required to obtain any performance and labor and material payment bonds, or any other form of performance security. In the event of Fagen's failure to perform or pay for labor or material it has procured, our only means of recourse will be from Fagen only. Although we believe that Fagen will perform pursuant to the proposed Design-Build Contract, there can be no assurance that such performance will occur or if Fagen does not perform, that we will be able to recover damages from Fagen.

Acts, omissions, conditions or events beyond Fagen's control may occur and could delay the completion of the proposed ethanol plant.

    If Fagen's completion of the ethanol plant is delayed due to any acts, omissions, condition, events or circumstances beyond its control, then the time for completion of the proposed ethanol plant will be reasonably extended if the delay was not caused by Fagen. To the extent a delay is caused by us, then Fagen will also be entitled to an appropriate adjustment of the contract price. Although we will work diligently to prevent any delays, there can be no assurance that delays will not occur as a result of acts or circumstances that are within or beyond our control.

All disputes arising from the proposed Design-Build contract must be resolved by the parties or through arbitration.

    If a dispute arises with Fagen concerning construction of the proposed ethanol plant, we may not bring action in court, but must instead first attempt to resolve the dispute with Fagen through mediation. In the event the dispute is still not settled, the matter shall be resolved by arbitration in accordance with the Construction Industry Arbitration Rules of the American Arbitration Association, unless the parties agree otherwise. The determination of the arbitrator will be final and may not be appealed to any court. If a dispute arises before completion of the proposed ethanol plant, this lengthy resolution procedure may cause significant delays in the completion of the ethanol plant, which may have a material and adverse impact on our business. Arbitration may not be as favorable to us as a local court in Wisconsin might be.

We may not seek consequential damages for harm arising from the construction of the proposed ethanol plant and if Fagen finishes early, we would pay an early completion bonus.

    Fagen is not liable for consequential damages, such as loss of use, lost profits or harm to our business, reputation or financing, in connection with the construction of the ethanol plant. Instead we will be entitled to liquidated damages of $10,000 per day in the event Fagen fails to substantially complete the ethanol plant within 45 days after the scheduled substantial completion date. The substantial completion date is approximately 16-18 months after the closing of this offering. The exact date cannot be determined until we close on this offering. There can be no assurance that we will be able to collect the liquidated damages provided for or if collected, that they will be sufficient to cover the damages suffered. If Fagen finishes the project early and the plant is running at full capacity, then we might be required to pay Fagen a bonus of up to $20,000 per day until 45 days after the scheduled completion date. This means that we may have to pay Fagen up to an additional $1 million if the ethanol plant is running at full capacity by the substantial completion date.

Fagen may terminate the proposed Design-Build Contract if they are not able to perform work on the ethanol plant for an extended period of time due to a government or court order.

    If the work on the ethanol plant stops for 60 consecutive days or more than 90 days in total, because of an order from a court or governmental authority having jurisdiction over the construction of the ethanol plant, or due to our failure to procure necessary permits or approvals for which we are responsible, then Fagen may terminate the proposed Design-Build contract. If Fagen terminates the contract, we will be forced to seek another general contract to complete the ethanol plant and pay Fagen a $1,000,000 fee. There can be no assurance that we will be able to engage another general contractor to complete the ethanol plant on terms acceptable to us, or if at all.

We are dependent on a development agreement with the City of Monroe, Wisconsin.

    We have entered into a development agreement with the City of Monroe, Wisconsin to purchase at least a 25 acre site for the proposed ethanol plant for $1. Under the agreement, the City must conduct a Phase I environmental study on the property, provide clear title to the property and deliver resolutions adopted by the City Council of Monroe approving the agreement. The City has agreed to provide approximately $1.6 million in tax increment financing to fund improvements to the site and to apply for a $300,000 grant from the Wisconsin Department of Commerce. We have no knowledge of any contamination, or title issues, but the land could have unexpected environmental or title problems that the City must remedy before we can obtain debt financing and begin construction. The City's obligation to deliver the property to us is contingent upon our receipt of financing commitments of at least $7 million. In addition, if the $300,000 grant from the Wisconsin Department of Commerce is not awarded or awarded for less than $300,000, we are obligated to reimburse the City, either in the form of fewer improvements, a cash payment or accept special assessments, for the difference between the $300,000 and the grant awarded. The Department of Commerce has approved the grant for up to $300,000, subject to the following conditions:

  •
  The submission of a timely application and financial statements,

  •
  Approval of the application by the Department of Commerce and any applicable Board;

  •
  The execution and delivery of all standard documents as required by the Department of Commerce;

  •
  Our receipt of a firm commitment for all of our financing needs, including working capital; and

  •
  No material adverse change in the project.

    If we do not receive our financing and close on this offering by June 1, 2001, the City could terminate the agreement, and we would not receive the land upon which we plan to build our proposed ethanol plant. In that event, we might not be able to find an alternative site on terms as favorable as those offered by Monroe and our business and prospects would be materially harmed. In addition, if the proposed ethanol plant is not substantially complete by June 1, 2002, we may be subject to penalties of up to $280,000 per year.

Monroe has agreed to provide us with tax increment financing, but it must annex the property into the City.

    Pursuant to our development agreement, the City of Monroe is in the process of annexing the site where the proposed ethanol plant will be built. The process will be complete when approved by the City. While we are not aware of any opposition to the annexation and the tax increment financing, there can be no assurance that the City will be able to successfully annex the site and provide the property and improvements. The City's policy could change due to, among other things, public objection or changes in the economy or political attitudes toward commercial industrial development. We are dependent upon this agreement and the City's obligations to improve the site. If the City of Monroe does not provide us with at least a 25 acre site and site improvements, our business could be materially harmed.

We are dependent upon improvements that Monroe has agreed to provide that could be delayed.

    Under the development agreement, Monroe has agreed to fund important grading, sanitary sewer, water, road work and storm-water runoff work on the site. This work is expected to be financed from $1.6 million in tax increment financing that the City is providing to us and a $300,000 grant from the Wisconsin Department of Commerce. We will pay back this financing though property taxes on the property for 10 years. We cannot begin construction until the improvements are completed. We expect it to be completed in the winter of 2001, but weather conditions could delay this work. If this project is delayed, it would push back our construction time-table.

The project could suffer delays that could harm our business.

    We have what we consider to be a reasonable timetable for completion of the financing, regulatory permitting, and construction phases of our project. Our schedule depends upon how quickly we can close on this offering by raising the $10 million minimum, and obtaining the senior and subordinated debt financing we are seeking. Our time table also depends upon weather and seasonal factors affecting construction projects generally.

    We expect that it will be approximately 16-18 months after we close on this offering before we begin operation of the proposed ethanol plant. While we have no knowledge of any events or circumstances such as permitting delays, construction delays or other events that could delay this schedule, delays often occur in connection with large-scale development and construction projects. The factors and risks described in this "Risk Factors" section, as well as changes in interest rates, changes in weather condition, permitting delays, or changes in political administrations at the federal, state or local level that result in policy change towards ethanol, could cause construction and operation delays. If it takes longer to raise the financing, obtain necessary permits or construct the plant than we anticipate, we could be forced to seek additional sources of capital and our ability to sell ethanol products would be delayed, which would harm our business and reduce the value of your units.

We have very few binding contracts.

    Our business plan depends upon arrangements and understandings with various parties which are based on letters of intent that have not been finalized and reflected in formal, binding, executed agreements. For example, Fagen and ICM, who are providing the construction, design and engineering work on the project, are working pursuant to a letter of intent and not a final definitive agreement. Our relationship with Fagen and ICM is not based upon signed formal contracts, and there can be no assurance that formal agreements will ever be finalized. Without a formal contract, these parties could terminate their relationships with us at any time. In addition, the final terms that these parties provide may not be as favorable to us as we have anticipated. If these parties terminate negotiations, or fail to enter into binding agreements with us, or the terms are not what we planned, our business would be materially harmed.

We must build transportation infrastructure for the project.

    We must build and maintain a transportation infrastructure, such as roads and rail networks to the ethanol plant to support deliveries of material and corn, and shipments of finished ethanol and animal feeds. These transportation infrastructures have not been built. We have an agreement with the City of Monroe and we are negotiating with the Wisconsin and Southern Railroad Company to assist us with the construction of these infrastructures, but there can be no assurance that these infrastructures can be timely built on terms acceptable to us, or at all.

RISKS RELATED TO OUR OPERATING AGREEMENT

You will be bound by our operating agreement which has been agreed to by our directors.

    We will be governed primarily according to the provisions of our operating agreement and the Wisconsin limited liability company statute. Our operating agreement has been negotiated and agreed to by our initial directors, Gary Kramer, John Malchine, Jeff Roskam and Daryl Gillund. This document contains provisions relating to, among other things, election of directors, restrictions on transfers, unit holder voting and other corporate governance matters. If you invest in us, you will be bound by this document, and its provisions may not be amended without the approval a majority of the unit holders. Please see "Description of Operating Agreement."

Our board of directors is controlled by our founders, and replacing the board is very difficult to accomplish under our operating agreement.

    Under our operating agreement, unit holders' right to elect directors to the board is restricted. Our board has been divided into classes to serve staggered terms. Our founders, Mr. Kramer and Mr. Malchine, have been elected to serve while the proposed ethanol plant is being developed and will continue to serve as directors for a period of five years after substantial completion of the ethanol plant. Two other directors, Mr. Roskam, Senior Vice President of ICM and Mr. Gillund, President of Fagen, have also been elected to serve while the ethanol plant is being developed and will continue to serve for a period of three years after substantial completion of the ethanol plant. Additionally, so long as ICM and Fagen or their affiliates each continue to own at least 250 Class A units, each will be entitled to appoint a director to our board.

    Our board will consist of at least five and no more than seven members. Mr. Kramer and Mr. Malchine is expected to name one additional board member at the closing of this offering. That new member will serve while the proposed ethanol plant is being developed and will continue to serve for a period of three years after substantial completion of the ethanol plant. No matter may be submitted to unit holders for approval without the prior approval of the board. This means that our board controls virtually all of our affairs. We do not expect a vacancy to develop on the board for at least three years after substantial completion of the proposed ethanol plant. In addition, nominees for a director's position will be named by our then acting directors. Units holders may make a nomination if a vacancy develops for a director's seat, if the unit holder owns at least 25 Class A units, and provides a nomination to us in accordance with the requirements of our operating agreement. Investors should be aware that our operating agreement is unlike the articles of incorporation and bylaws of typical public companies whose shares trade on Nasdaq or a stock exchange. Our units do not trade on an exchange and we are not governed by rules of the Nasdaq or a stock exchange concerning corporate governance.

We are dependent upon our directors.

    We have no employees and no organization, and our directors are instrumental to our success. Our principal promoters, and two members of our board of directors, Mr. Gary Kramer and Mr. John Malchine, are serving as our interim officers and have relatively little experience in raising capital to build and operate an ethanol plant. Mr. Kramer is a practicing veterinarian and Mr. Malchine is chairman of the Wisconsin Agricultural, Trade and Consumer Protection Board. Both of these individuals are experienced in business generally, but they have no experience in raising capital from the public, or in organizing and building an ethanol plant if the offering and debt financing are successful. Neither has any experience in running a public company. This lack of experience could result in difficulties or delays in creating, preparing and reporting our financial records and results. We are also dependent upon a part-time bookkeeper that has other clients other than us.

    We are also dependent on the two other members of our board of directors, Mr. Daryl Gillund and Mr. Jeff Roskam. These two individuals serve as representatives of Fagen and ICM, respectively, which are providing construction and engineering services to us. Their service on the board and their assistance to us is invaluable. If any of our directors were to leave, and we were not able to recruit and retain suitable replacements, our business prospects would be materially harmed.

You are relying entirely on our directors to manage our operations.

    You will have no right to take part in the management of our limited liability company, except through the exercise of your limited voting rights described in the operating agreement. You should not purchase units unless you are willing to trust our directors to manage our operations. Please see "Description of Operating Agreement."

Our directors also have management responsibilities and conflicts of interest with respect to other entities with whom we do business.

    All of our directors and officers have conflicts of interests in allocating management time between us and other entities. Our officers are committed to only serving on an interim basis until the proposed plant is operational. We have no employment or other agreements with any of them. It is possible that these officers may discontinue their service with us, in which case we would be forced to recruit and hire qualified personnel to continue with the development and operation of the proposed ethanol plant. There can be no assurance that our officers and directors will continue to serve us for any extended period time, or that we will be able to recruit and hire qualified personnel to develop and operate the proposed ethanol plant. Additionally, Messrs. Gillund and Roskam are principals of Fagen and ICM, respectively. Fagen and ICM are our general contractor and prime subcontractor for the proposed plant. Consequently, these individuals have conflicts of interest when the board as a whole has considered or will consider contracts and agreements that we must enter into with Fagen, ICM or their affiliates to build and operate the proposed ethanol plant.

RISKS RELATED TO ETHANOL PRODUCTION

Federal regulations and tax incentives concerning ethanol could expire or change, which could harm our business.

    Congress currently provides certain federal tax incentives for oxygenated fuel producers and marketers, including those who purchase ethanol to blend with gasoline in order to meet federally mandated oxygenated fuel requirements. These tax incentives include, generally, an excise tax exemption from the federal excise tax on gasoline blended with at least 10 percent, 7.7 percent, or 5.7 percent ethanol, and income tax credits for blenders of ethanol mixtures and small ethanol producers. The ethanol industry depends on continuation of the federal ethanol subsidy. Without this subsidy, ethanol production could fall to near zero in Wisconsin and the nation. The federal subsidies and tax incentives are scheduled to expire September 30, 2007. Although these subsidies and tax incentives have been continued beyond their original and rescheduled expiration dates in the past, there can be no assurance that the federal subsidies and tax incentives to the ethanol industry continue beyond their scheduled expiration date or, if they continue, the incentives would continue at the same level. The elimination or reduction of the federal subsidy and tax incentives to the ethanol industry would have a material adverse impact on our business.

Wisconsin state producer incentive payment may not be available or could be modified which could harm our business.

    Under a recently enacted Wisconsin producer payment program, the State of Wisconsin will pay certain ethanol producers $0.20 per gallon for up to 15,000,000 gallons of ethanol produced in Wisconsin in each 12 month period. The payments will be prorated if the State of Wisconsin has insufficient funds to pay all eligible ethanol producers $0.20 per gallon. A Wisconsin ethanol producer will be eligible for the payments if it has been producing ethanol in Wisconsin for fewer than 60 months, it produces more than 10,000,000 gallons of ethanol a year and it purchases the corn or other substances from which the ethanol is produced from Wisconsin sources. The maximum subsidy available to an ethanol producer under this program is $3,000,000 annually. We have applied with the Wisconsin Department of Agriculture, Trade and Consumer Protection to qualify for the statutory maximum of these ethanol producer payments. Because we will not be in a position to produce 10 million gallons of ethanol until at least the year 2002, we will not qualify for the payments until that time. Additionally, if another ethanol plant came online and produced 10 million gallons of ethanol, it could qualify for the producer payment which would reduce the funds available to us. The Wisconsin legislature could reduce or eliminate these payments at any time. We intend to partially collateralize a substantial portion of our subordinated debt financing with these payments, and therefore, if these payments were eliminated or reduced, it would be very damaging to our business and prospects.

Operating our proposed ethanol plant may require additional capital.

    The processing of corn into ethanol and the marketing of ethanol and its byproducts are capital intensive and require substantial amounts of cash reserves. Even if we successfully build the ethanol plant, we may not generate sufficient operating cash to meet these capital requirements. We will likely need additional financing following the construction and start-up operation of the ethanol plant in order to compete in the ethanol industry. This financing will be senior in priority to the equity of investors, and we could be subject to restrictive covenants that could restrict our ability to pay cash distributions or limit our ability to grow our business by issuing additional securities or debt.

    If we obtain additional financing by issuing additional units, investors in this offering would suffer dilution of their units in our limited liability company. This could reduce the value of your units. There can be no assurance that additional financing would be available if required or, if available, that it would be on terms acceptable to us. If future financing were unavailable for any reason, we may be forced to discontinue operations.

The ethanol industry is very competitive.

    While the ethanol industry has been growing, there is significant competition among ethanol producers. Nationally, ethanol production is concentrated in a few large companies. Investors should understand that the proposed ethanol plant faces a competitive challenge from larger factories, from plants that can produce a wider range of products than our proposed ethanol plant, and from other plants similar to our proposed ethanol plant.

    If constructed, the ethanol plant will be in direct competition with other ethanol producers, many of which have greater resources than we currently have or will have in the future. Large ethanol producers such as Archer Daniels Midland, Minnesota Corn Processors and Cargill, among others, are capable of producing significantly greater quantities than the amount of ethanol we expect to produce. In addition, there are several Minnesota and other Midwestern regional ethanol producers which have recently formed, are in the process of forming, or are under consideration, which are or would be of a similar size and have similar resources to us. In light of such competition, there is no assurance that we can complete our project, or can successfully operate the ethanol plant if constructed.

    The proposed ethanol plant will also compete with producers of other gasoline additives having similar octane and oxygenate values as ethanol, such as producers of MTBE, a petrochemical derived from methanol which costs less to produce than ethanol. Many major oil companies produce MTBE and because it is petroleum-based, its use is strongly supported by major oil companies. Alternative fuels, gasoline oxygenates and alternative ethanol production methods are also continually under development. The major oil companies have significantly greater resources than we have to market MTBE, to develop alternative products, and to influence legislation and public perception of MTBE and ethanol. These companies also have sufficient resources to begin production of ethanol should they choose to do so.

To produce ethanol we intend to purchase significant amounts of corn that is subject to disease and other agricultural risks.

    Ethanol production at our proposed facility will require corn. Corn, as with most other crops, is affected by weather conditions. A significant reduction in the quantity of corn harvested due to adverse weather conditions, disease or other factors could result in increased corn costs with adverse financial consequences to us. Significant variations in actual growing conditions from normal growing conditions may adversely affect our ability to procure corn for the proposed plant. We also have no definitive agreements with any corn producers to provide corn to the proposed ethanol plant.

    The price of corn is influenced by general economic, market and government factors. These factors include weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply. Changes in the price of corn can significantly affect our business. Generally, rising corn prices produce lower profit margins and therefore represent unfavorable market conditions. This is especially true if market conditions do not allow us to pass along increased corn costs to our customers. The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future. We can not assure that we will be able to offset any increase in the price of corn by increasing the price of our products. If we cannot offset increases in the price of corn, our financial performance may be materially and adversely effected.

To produce ethanol, we will need a significant supply of water.

    Water supply and water quality are important requirements to produce ethanol. We anticipate that our water requirements will be supplied through a 350,000 gallon-per-day well that we plan to drill near the ethanol plant. We believe that, based upon the current output of several city wells, there is sufficient groundwater to support this well. In addition, the City of Monroe has agreed to connect a water supply line into the ethanol plant that we may use when we need more water than the well can provide.

    We expect that the City and the proposed well will provide all of the water that we will need to operate the proposed ethanol plant, but our estimates regarding water needs could be understated and we could need additional water. If we need more water, we will be forced to find other sources and this could require us to spend additional capital which could harm our business and its prospects. Further, there can be no assurance that we will be able to find alternate sources of water at commercially reasonable prices, or at all.

Interruptions in our supply of energy could have a material adverse impact on our business.

    Ethanol production also requires a constant and consistent supply of energy into the ethanol plant. If there is any interruption in our supply of energy or water for whatever reason, such as supply, delivery or mechanical problems, we may be required to halt production. If production is halted for any extended period of time, it will have a material adverse effect on our business. We plan to enter into agreements with local gas and electric utilities to provide our needed energy, but there can be no assurance that those utilities will be able to reliably supply the gas and electricity that we need. If we were to suffer interruptions in our energy supply, either during construction or after we begin operating the ethanol plant, our business would be harmed.

Our success will depend on hiring key personnel.

    We have no permanent employees. We expect to hire approximately 5-10 employees in the coming months. Our success will depend in part on our ability to attract and retain competent personnel who will be able to help us achieve our goals. We must hire qualified managers, accounting, human resources and other personnel to staff our business. There can be no assurance that we will be successful in finding and hiring qualified employees at a salary that we will be able to afford. It may also be difficult to attract qualified employees to a rural area. If we are unsuccessful in hiring productive and competent personnel, our business could be harmed.

We are subject to extensive environmental regulation.

    Ethanol production involves the emission of various airborne pollutants, including particulate (PM10), carbon monoxide (CO), oxides of nitrogen (N0x) and volatile organic compounds. To construct and operate the proposed ethanol plant, we will need an Air Pollution Operation Permit from the State of Wisconsin. We applied for this permit on September 1, 2000, and expect to receive it on or before January 1, 2001, there can be no assurance that this permit will be granted. Our senior and subordinated debt financing and our ability to commence construction is dependent on our receiving this permit. We also plan to apply for, and obtain a Wisconsin Pollutant Discharge Elimination System Permit to allow us to discharge approximately 65,500 gallons per day of water into a nearby creek. We have not applied for this permit, but anticipate doing so before we begin construction. If this permit is not granted, we will have to dispose of the water through the City of Monroe's disposal system and pay a usage fee. If we are not able to obtain this permit, our financial condition may be adversely affected since we will have to pay usage fees. There can be no assurance that we will receive any of the above permits. In addition, Wisconsin authorities could impose conditions or other restrictions that could harm our business.

    Even if we receive all required permits from the State of Wisconsin, we will also be subject to regulations on emissions from the United States Environmental Protection Agency ("EPA"). Currently the EPA's statutes and rules do not require us to obtain EPA approval in connection with construction and operation of the proposed ethanol plant. Additionally, EPA and Wisconsin's environmental regulations are subject to change and often such changes are not favorable to industry. Consequently, even if we have the proper permits at the present time, we may be required to invest or spend considerable resources to comply with future environmental regulations. We also could be subject to environmental nuisance or related claims by employees or property owners or residents in the vicinity of the proposed ethanol plant arising from air or water discharges. Ethanol production has been known to produce an unpleasant odor to which surrounding residents could object. Claims or increased environmental compliance costs could harm our business.

Rail service will be necessary in order to receive grain at our proposed ethanol plant.

    We are negotiating with the Wisconsin and Southern Railroad Company ("WSOR") to provide rail service to the facility and for the construction of 3,000 feet of rail track to the site. There can be no assurance that a binding contract will be finalized. If we are unable to reach a definitive agreement with WSOR, we will be forced to pay Fagen or another party to build the necessary rail infrastructure which would be more expensive than we anticipate.

Ethanol production is energy intensive, and we will need significant amounts of electricity and natural gas.

    We have engaged U.S. Energy Services, Inc. to help us manage our natural gas and needs and to assist us in negotiating agreements to purchase natural gas. For this service, we are paying U.S. Energy $3,000 a month plus up to $2,500 in expenses. At the present time, we have no contracts, commitments or understandings with any natural gas supplier. There can be no assurance that we will be able to obtain a sufficient supply of natural gas or that we will be able to procure alternative sources of natural gas on terms that are attractive to us. In addition, natural gas and electricity prices have historically fluctuated significantly. Increases in the price of natural gas or electricity would harm our business by increasing our energy costs.

    We also need to build approximately 6.5 miles of distribution pipelines for the transportation of natural gas. U.S. Energy has agreed to provide us with engineering cost estimates, route drawings and a project timeline relating to the construction of the pipelines. We have not entered into any agreements for the construction of the pipeline and there can be no assurance that we will be able to procure an agreement on terms acceptable to us, or if at all.

    We will also need to purchase significant amounts of electricity to operate the proposed ethanol plant. U.S. Energy has also agreed to provide us with advisory services regarding electric pricing and service agreements. We are negotiating with the electrical utility serving the area, to enter into a binding agreement to provide electrical service, including an approximately $2.3 million loan to build electrical infrastructure for the proposed ethanol plant. We expect that this loan will be repaid over five years. There can be no assurance that any supplier will enter into an agreement on terms that are acceptable to us. If we cannot reach an agreement with an electricity supplier, our business and prospects could be materially harmed.

Our business is not diversified.

    Our success depends largely upon our ability to timely complete and profitably operate our proposed ethanol plant. We do not have any other lines of business or other sources of revenue if we are unable to complete the financing, permitting, construction and operation of our proposed ethanol plant.

We only have two interim employees and no sales organization.

    We are recently formed and are in the development stage. We have no employees other than two interim officers, and we currently have no sales organization to begin to market ethanol and feed products if we are successful in building the proposed ethanol plant. We do not intend to establish a sales organization and plan to sell all of our ethanol to one distributor pursuant to an output contract. We also intend to contract with ICM Marketing, Inc., an affiliate of ICM, to market our feed products. Our lack of employees and a sales organization will put us at a competitive disadvantage.

We intend to establish an output contract with one distributor who will purchase all of the ethanol we produce; We intend to contract only with ICM Marketing, Inc. for the marketing and distribution of our feed products.

    We intend to sell all of the ethanol we produce to one distributor pursuant to an output contract. As a result, we will become dependent on one distributor to sell our ethanol. If this distributor breaches our output contract or is not in the financial position to purchase all of the ethanol we produce, we will not have any readily available means to sell our ethanol and our financial performance will be adversely and materially effected. Our financial performance is dependent upon the financial health of the distributor we contract with. We are currently in discussion with a distributor, but have not entered into any agreements. There can be no assurance that we will be able to procure an agreement with any ethanol distributor on terms acceptable to us, or if at all.

    We are also currently in discussions with ICM Marketing regarding the marketing and distribution of our feed products. We will rely solely upon ICM Marketing to market and distribute our feed products. This will not be an output contract and ICM Marketing will only purchase that portion of our feed products that they are able to sell. If ICM Marketing is unable to sell any portion of the feed products we produce, we will be left with feed products that must be disposed of. This may have a material adverse impact on our financial performance.

    Further, ICM Marketing or any other third party that we engage as our marketing agent may also have different agreements with respect to compensation in their agreements with other entities that produce the same products that we do. It is possible that ICM's ability or willingness to perform on our behalf could be impaired by the financial agreements that they may have with other entities not related to us. We believe that we will address this issue by creating marketing agreements that have performance incentives, but this may be limited by our lack of knowledge of the financial or operational structure of other agreements that ICM or other agents may have with other entities. We cannot be certain and there can be no assurance that ICM Marketing or another agent will always act in our best interest.

Our operating results could fluctuate.

    Assuming we construct the proposed ethanol plant, our quarterly operating results could fluctuate significantly in the future as a result of a variety of factors many of which are outside our control. These factors include:

  •
  Weather, supply and demand and other variables affecting the price and supply of corn;

  •
  Changes in interest rates and availability of credit;

  •
  Reliability and construction quality of the ethanol plant to permit it to operate at a level that we expect;

  •
  Legislative changes in policy at the federal or state level concerning ethanol and gasoline additives to reduce emissions;

  •
  Amount and timing of capital expenditures and other costs relating to maintenance or expansion of our operations;

  •
  Technical difficulties in operating the ethanol plant;

  •
  New products and new plants from ethanol producers or oil companies;

  •
  General economic conditions, or economic events specific to agriculture, oil or automobile markets.

    As a result of these factors, and other described in these risk factors, our operating results for any particular quarter may not be indicative of future operating results and you should not rely on them as indications of our future performance.

RISKS RELATED TO THE OFFERING

We have no firm underwriter, and there can be no assurance that the offering will be successful.

    We plan to offer the units directly to investors. We plan to advertise in local media and mail information to names provided by the Wisconsin Corn Grower's Association. We also plan to hold one or more informational meetings in and around Monroe, Wisconsin. We will not have an underwriter to purchase the units from us for resale. We also do not have a placement agent to help us sell the units. We will rely on our directors and interim executive officers, Mr. Malchine and Mr. Kramer, both of whom have significant operational responsibilities in addition to trying to raise capital. These individuals have no broker-dealer experience and have never been involved in a public offering of securities. There can be no assurance that our directors will be successful in seeking investors for the offering. In addition, the time that these individuals spend on capital raising could take them away from their important operational responsibilities that could harm our business prospects.

Our ability to sell the units in certain states may be restricted by that state's security laws.

    We anticipate selling the units in Wisconsin, Minnesota, Illinois, Iowa and Kansas. These states all have securities laws that may limit or prevent us from selling our units to their residents without prior registration of the units. Registration in these states may be lengthy and costly, and may delay our ability to timely close on this offering. These states could impose restrictions on us or delay our plans. There can be no assurance that we will be able to successfully register or sell our units in any of these states. If the scope of our offering is limited, we may not be able to sell the 10,000 unit minimum.

We may not be able to sell the minimum number of units required to close on this offering.

    We must sell at least 10,000 units to close on this offering. Fagen, who has a representative on our board of directors and will serve as our general contractor to design and build our proposed ethanol plant, has orally agreed to purchase up to 900 units for $900,000. ICM, who also has a representative on our board of directors and will serve as a subcontractor to design and build our proposed ethanol plant, has orally agreed purchase up to 900 units if we are unable to sell at least 10,000 units. These sales to affiliates will count toward the achievement of the 10,000 unit minimum. Investors should not assume that the 10,000 unit minimum will be sold only to unaffiliated third party investors. We may be unable to sell the 10,000 minimum units.

If we are not able to close on this offering, we will return your investment to you without interest.

    If we cannot close on this offering by September 30, 2001, we will return your investment to you without interest. This means that from the date of your investment up to September 30, 2001, you will not earn any investment return on the money you deposit with us.

Our units have no public market and are subject to transfer restrictions.

    Investing in our units should be considered a long-term decision by each prospective investor. Even if we are able to close on the offering, it will take at least 16-18 months from construction to operation of the proposed ethanol plant. We will not generate any revenues until the plant is operational, and we may never generate revenues even if the plant is built. There is no existing market for our units, and it is unlikely that any market will ever develop for the units. In addition, unlike many public companies' shares of common stock, our limited liability units will not trade on any exchange or automatic quotation system such as Nasdaq. This means that it may be difficult or impossible for you to sell your units.

    Your ability to transfer units is also restricted by our operating agreement. Until substantial operation of the ethanol plant has commenced, which is expected to occur approximately 16-18 months after we close on this offering, you may not transfer your units unless such transfer is:

  •
  To your administrator or trustee by operation of law such as due to death or divorce; or

  •
  Made without consideration to or in trust for your descendants. Once we begin substantial operation of the proposed ethanol plant, you may transfer your units to any person or organization only if such transfer has been approved by our directors.

    To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. To help ensure that a market does not develop, our operating agreement prohibits transfers without the approval of the board of directors. The board of directors will generally approve transfers so long as the transfers fall within "safe harbors" contained in the publicly-traded partnership rules under the Internal Revenue Code. Permitted transfers also include, transfers by gift, transfers upon death of a member, transfers between family members and other transfers approved by directors during the tax year that in the aggregate do not exceed 2% of the total outstanding units. If any person transfers units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void. These restrictions on transfer could reduce the value of your units.

Your ownership interest will be diluted by the conversion of Class B and Class C units into Class A units.

    We have sold Class B and Class C units at prices substantially below the price we are selling Class A units. In May 2000, we issued 1,000 Class C units to our founders, John Malchine and Gary Kramer at a price of $20 per unit. In September 2000, we issued 720 Class B units at $500 per unit to seven investors who are related to our directors. These Class B and Class C units will automatically convert into a total of 1,720 Class A Units upon our completion of the debt financing. The conversion of these units will dilute your ownership interest in us because these earlier investors received a relatively greater share of our company for less consideration than you are paying for Class A units. Please see "Dilution."

Units eligible for future sale could reduce the value of your units.

    Our operating agreement permits us to sell up to 20,000 units. We have sold 1,000 Class C units and 720 Class B units, and are selling up to 12,000 Class A units in this offering. Consequently, assuming we sell 12,000 Class A units in this offering, we can sell up to an additional 6,280 Class A units after the offering without seeking unit holder approval. We could be forced to issue warrants to purchase units to a lender in connection with our debt financing plan. If we were to sell additional units or warrants to purchase additional units, the sale or exercise price could be higher or lower than what investors are paying in this offering. If we sell additional units at a lower price, that could lower the value of your units.

RISKS RELATED TO TAX ISSUES IN A LIMITED LIABILITY COMPANY

You may be required to pay taxes on your share of our income, even if we make no distributions, and your ability to deduct losses may be limited.

    We expect to be treated as a partnership for federal income tax purposes. This means that we will not pay any federal or state income tax and all profits and losses will "pass-through" to you. You must pay tax on your allocated share of our taxable income every year. It is likely that you may receive allocations of taxable income that exceed any cash distributions we make. This may occur because of various factors, including but not limited to, accounting methodology, lending covenants that restrict our ability to pay cash distributions, or our decision to retain the cash generated by the business to fund our operating activities and obligations. Accordingly, you may be required to pay income tax on your allocated share of our taxable income with personal funds, even if you receive no cash distributions from us.

    It is also possible that your interest in us will be treated as a "passive activity." If you are either an individual or a closely held corporation, and your interest is deemed to be "passive activity," then your allocated share of any loss we incur will be deductible only against income or gains you have earned from other passive activities. This situation often arises when limited liability companies and limited partnerships conduct a business in which the holder is not a material participant. Passive activity losses that are disallowed in any taxable year are suspended and may be carried forward and used as an offset against passive activity income in future years. If a taxpayer's entire interest in a "passive activity" is disposed of to an unrelated person in a taxable transaction, suspended losses with respect to that activity may then be deducted. These rules could restrict your ability to deduct any of our losses that pass through to you.

If we lose our "partnership" status we would be taxed as a corporation.

    Subject to the publicly traded partnership rules discussed below, we expect to be treated as a "partnership" for federal income tax purposes. If the Internal Revenue Service determined that we should be taxed as a corporation, we would be taxed on our net income at rates of up to 35% for federal income tax purposes. All items of our income, gain, loss, deduction, and credit would be reflected only on our tax returns and would not be passed through to you. If we were treated as a corporation, distributions we make to you will be treated as ordinary dividend income to the extent of our earnings and profits, and the payment of dividends would not be deductible by us, thus resulting in double taxation of our earnings and profits. Please see "Federal Income Tax Consequences—Partnership Status."

If we are reclassified as a "publicly traded partnership" we would be taxed as a corporation.

    We expect to be taxed as a partnership and not be subject to the "publicly traded partnership" rules. The IRS may determine that we should be treated as a "publicly-traded partnership" if our units are publicly traded or frequently transferred. We have included provisions in our operating agreement designed to avoid this result. Our classification as a "publicly-traded partnership" could result in our being taxed as a corporation, which will subject our earnings and profits to double taxation. Please see "Federal Income Tax Consequences—Partnership Status."

The IRS may challenge our allocations of income, gain, loss, and deduction.

    The operating agreement provides for the allocation of income, gain, loss and deduction among the unit holders. The rules regarding partnership allocations are complex. It is possible that the IRS could successfully challenge the allocations provided for in the operating agreement and reallocate items of income, gains, losses or deductions in a manner which reduces deductions or increases income allocable to you, which could result in additional tax liabilities. See "Federal Income Tax Consequences—Allocation of Net Income and Net Loss."

Because we are treated as a partnership for federal income tax purposes, the IRS may audit your tax returns if an audit of our tax returns results in adjustments.

    The IRS may audit our tax returns and may disagree with the tax positions taken on our returns. If challenged by the IRS, the courts may not sustain the position we take on our tax returns. An audit of our tax returns could lead to separate audits of your tax returns, especially if adjustments are required, which could result in adjustments on your tax return attributable to non-fund items as well as the fund items. This could result in tax liabilities, penalties and interest to you.

WARNING REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve future events, our future performance and our expected future operations. In some cases you can identify forward-looking statements by the use of words such as "may," "will," "should," "anticipates," "believes," "expects," "plans," "future," "intends," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions. Our actual results or actions could and likely will differ materially from these forward-looking statements for many reasons, including the risks described above and appearing elsewhere in this prospectus, and to events that are beyond our control. We cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

USE OF PROCEEDS

    We estimate that gross proceeds from this offering will be, $10,000,000 if the minimum number of units offered is sold, and $12,000,000 if the maximum is sold, before deducting offering expenses. The net proceeds from this offering will be used primarily to design and construct our proposed ethanol plant.

CAPITALIZATION

    The following table sets forth our capitalization at September 30, 2000 on an actual and pro forma basis to reflect the units offered in this offering. The information shown below does not include Class A units issuable upon conversion of 1,000 Class C and 720 Class B units into 1,720 Class A units at the close of this offering.

	September 30, 2000
		Pro Forma(1)
	Actual	Minimum	Maximum
Long term debt	$0	$0	$0
Unit holders' equity:
Class A Units; a minimum of 10,000 units and a maximum of 12,000 units issued and outstanding on an as adjusted basis	0	10,000,000	12,000,000
Class B Units; 720 units issued and outstanding	356,972	356,972	356,972
Class C Units; 1,000 units issued and outstanding	19,822	19,822	19,822
Accumulated deficit	(44,485)	(44,485)	(44,485)
Total unit holder's equity (deficit)	332,309	10,332,309	12,332,309
Total Capitalization	332,309	10,332,309	12,332,309

(1)
As adjusted to reflect the receipt of the net proceeds of this offering prior to deducting offering expenses.

DILUTION

    As of September 30, 2000, we had outstanding 1,000 class C units and 720 class B units (convertible into 1,720 Class A units) having a net tangible book value of $332,309 or $193.20 per unit. The net tangible book value per unit represents total tangible assets, divided by the number of units outstanding on an "as-if converted" basis. The offering price of $1,000 per Class A unit substantially exceeds the net tangible book value per unit of our outstanding class B and class C units. Therefore, all current unit holders will realize an immediate increase of $688.40 in the pro forma net tangible book value of their units held prior to this offering if the minimum is sold, and an increase of $705.66 if the maximum is sold. Purchasers of Class A units in this offering will realize an immediate dilution of $118.40 per unit in the net tangible book value of their Class A units if the minimum is sold, and a decrease of $101.14 if the maximum is sold.

    The following table illustrates the increase to existing unit holders and the dilution to purchasers in the offering in the net tangible book value per unit. This table does not take into account any other changes in the net tangible book value of our units occurring after September 30, 2000 or offering expenses related to this offering.

	Minimum	Maximum
Offering price per unit	$1,000	$1,000
Pro forma net tangible book value per unit at September 30, 2000	$193.20	$193.20
Increase in pro forma net tangible book value per unit attributable to
the sale of 10,000 (minimum) and 12,000 (maximum) Class A Units	$688.40	$705.66
Net tangible book value per unit at September 30, 2000, as adjusted for the sale of units	$881.60	$898.86
Dilution per unit to new investors in this offering	$118.40	$101.14

    We may seek additional equity financing in the future, which may cause additional dilution to investors in this offering, and a reduction in their equity interest. The holders of the units purchased in this offering will have no preemptive rights on any units to be issued by us in the future in connection with any such additional equity financing.

    The table below sets forth as of September 30, 2000, on an "as-if-converted" basis, the difference between the number of units purchased, and total consideration paid for those units, by existing unit holders, compared to units purchased by new investors in this offering without taking into account any offering expenses.

	Total Number of Units Purchased				Total Consideration and Average Per Unit Price(2)
	Minimum Number	Percent	Maximum Number	Percent	Amount	Minimum Percent	Average	Amount	Maximum Percent	Average
Existing Unit holders(1)	1,720	14.6%	1,720	12.54%	$380,000	3.66%	$220.93	$380,000	3.07%	$220.93
New investors	10,000	85.4%	12,000	87.46%	$10,000,000	96.34%	$1,000	$12,000,000	96.93%	$1,000
Total	11,720	100%	13,720	100%	$10,380,000	100%	$885.67	$12,380,000	100%	$902.33

(1)
Reflects the conversion of 1,000 Class C units of and 720 Class B units into an equal number of Class A units at the close of this offering.

(2)
As adjusted to reflect the receipt of the net proceeds of this offering prior to deducting offering expenses.

DISTRIBUTION POLICY

    We have not declared or paid any distributions on our units. We do not expect to generate earnings until the proposed ethanol plant is operational, which we expect will occur approximately 16-18 months after this offering closes. After operation of the proposed ethanol plant begins, we anticipate, subject to any loan covenants or restrictions with our senior and subordinated lenders, distributing our "net cash flow" to our unit holders in proportion to the units held. By "net cash flow," we mean our gross cash proceeds less any portion, as determined by our directors in their sole discretion, used to pay or establish reserves for our expenses, debt payments, capital improvements, replacements and contingencies. However, there can be no assurance that we will ever be able pay any distributions to our unit holders.

SELECTED FINANCIAL DATA

    The following table summarizes important financial information from our September 30, 2000, audited financial statements. You should read this table in conjunction with our financial statements and their notes included elsewhere in this prospectus.

From May 11, 2000 (Inception to September 30, 2000
Statement of Operations Data:
Revenues	—
Operating Expenses:
Project coordinator	12,000
Organization costs	19,557
Consulting fees	9,386
Other expenses	3,542
Net loss	(44,485)
		September 30, 2000 Pro Forma(1)
	Actual	Minimum	Maximum
Balance Sheet Data:
Assets:
Cash and cash equivalents	$334,357	$10,334,357	$12,334,357
Property, plant and equipment	25,650	25,650	25,650
Other assets	94,923	94,923	94,923
Total assets	454,930	10,454,930	12,454,930
Liabilities and members' Equity:
Current liabilities	122,621	122,621	122,621
Total members' equity (deficit)	332,309	10,332,309	12,332,309
Total liabilities and Members' Equity	454,930	10,454,930	12,454,930

(1)
Pro forma to reflect the sale of 10,000 (minimum) or 12,000 (maximum) Class A units in the offering before deducting offering expenses.

MANAGEMENT'S PLAN OF OPERATION

Overview

    We are a start-up company in development stage. We are planning to build an ethanol plant and engage in the production of ethanol, animal feed products and raw carbon dioxide. We expect that it will take approximately 16-18 months from the closing of this offering, including obtaining our long-term debt financing, to construct the proposed ethanol plant. We plan to use the calendar-year as our fiscal-year.

    We have no agreements with any party to sell any of our expected products. We hope to enter into agreements with third parties to purchase all of the ethanol, distillers grains and carbon dioxide we produce. We do not intend to hire a sales staff to market these by-products. We will rely on third-party marketing arrangements and pay commissions to marketing agents to market and sell our products. We also intend to engage staff only with respect to the direct operations of the proposed ethanol plant, including receiving and production. All shipping will be coordinated by third party marketing agents.

Plan for next 24 months of Operations

    We expect to spend 16 of the next 24 months in design-development and construction. Assuming the successful completion of this offering and the related debt financing, we expect to have sufficient cash on hand to cover all costs associated with construction of the project, including but not limited to, site acquisition, utilities, construction, equipment acquisition and site development. In addition, we expect to have enough cash to cover our costs through this period, including staffing, office costs, audit, legal, compliance and staff training. We estimate that we will need approximately $59 million to complete the project.

    The following is our estimate of sources of funds and various costs for the next 24 months. It is only an estimate and our actual expenses could be much higher due to a variety of factors described in the section entitled "Risk Factors". All of our sources of funding are only estimates. Other than the tax increment financing, we have no commitments or agreements with any third party to provide us with these funds.

Sources of Funds:
Senior Debt	$32,789,822
Tax Increment Financing	$1,600,000
Department of Commerce Grant(1)	$402,500
Subordinated Debt	$12,027,987
Energy Loan	$2,325,000
Equity(2)	$10,000,000

Total Sources of Funds	$59,145,309

Uses of Funds:
Guaranteed Maximum Price Contract	$45,000,000
Gas Pipeline Costs	$1,500,000
Rail Costs	$550,000
Land and Infrastructure	$2,000,000
Insurance Costs	$1,000,000
Owner's Costs	$100,000
Startup costs for labor	$400,000
Capitalized Interest	$1,942,008
Working Capital Needs	$2,000,000
Debt Service Reserve	$2,640,240
Financing Costs	$2,013,061

Total Uses of Funds	$59,145,309
Summary of Financing Costs:
Financial advisory fees	$1,380,274
Legal fees	$465,000
Lending fees	$167,787
Total estimated financing costs	$2,013,061

(1)
If received, this grant will provide up to $300,000 for development costs and up to $102,500 to establish a training program.

(2)
Reflects proceeds of from the sale of 10,000 units, before deducting offering expenses.

Condition of Records

    We currently do not have an office staff or general manager, and we do not expect to retain one until the second quarter of 2001. We are dependent entirely on our board of directors, an outside part-time bookkeeper and auditor for maintenance of books and records. We intend to hire and train a staff well before the start of plant operations, and we have included an expense allocation for this in our budget. However, there can be no assurance that we will be able to retain qualified individuals. It is possible that accounting or other financing functions will not be performed on time, if at all.

Operating Expenses

    We expect to have certain operating expenses, such as salaries, with respect to the plant manager and other office staff when these positions are filled. Along with operating expenses, we anticipate that we will have significant expenses related to financing and interest. We have allocated funds in our capital structure for these expenses, however, there can be no assurance that the funds allocated are sufficient to cover the expenses. We may need additional funding to cover these costs if sufficient funds are not retained up-front or if costs are higher than expected.

Liquidity and Capital Resources

    We are seeking to raise $10 million minimum and $12 million maximum in this offering. The offering proceeds will be placed in an escrow account with a regional bank. We will not close on the escrow until we execute definitive binding agreements for our senior and subordinated debt financing. We are seeking an approximately $33 million senior construction loan and approximately $12 million of subordinated debt to complete construction of the project. We do not have financing commitments for either of these loans. Completion of the project relies entirely on our ability to attract these loans and close on this offering. We have not engaged any financing company to attempt to retain the loans. If we cannot close on our debt financing before September 30, 2001, we will return the proceeds raised in this offering without interest.

    We hope to attract the senior bank loan from a major bank to construct the proposed ethanol plant. We expect that the $33 million construction loan will be secured by all of our real property, including receivables and inventories. We also expect that the construction loan will be converted into term debt, to be paid in full over seven years, without balloon payment, upon completion and operation of the ethanol plant. This could be difficult if the project suffers delays or interest rates change. We expect we will also need a $4.5 million revolving line of credit to finance receivables and inventories when we begin operations. We anticipate that we will require access to the revolving line during the first year of operations, and at least a portion of the second year, before surplus cash flow will have built up to a level sufficient to finance our inventories and receivables. We plan to pay prime rate on these loans, plus annual fees for maintenance and observation of the loan by the lender. We will also seek subordinated debt in the amount of $12 million to finance any portion of the ethanol plant and site development not financed by the construction loan. We expect to pay a mid-teen level interest rate on the subordinate debt, plus possible warrants, allowing for a 20% or more rate of return to the subordinated lender. If we were to issue warrants in connection with the subordinated financing, it could reduce the value of your units.

Conflicts of Interest

    Our directors and principal parties are involved in many transactions that create conflicts of interest. We have engaged Fagen to act as general contractor with respect to the design and construction of the ethanol plant. Fagen will engage ICM Engineering as a subcontractor to provide engineering ethanol technology and equipment for the construction. Both Fagen and ICM have been granted seats on our board of directors that do not expire so long as they hold at least 250 units. The board's willingness or ability to pursue remedies against Fagen and ICM, in the event that either defaults on their obligations to us with respect to the project, could be hindered by its lack of independence from Fagen and ICM.

    We are also negotiating, but have no definitive agreements with third party marketers to act on our behalf in the sale of ethanol, feed products and carbon dioxide that we produce. We plan to use ICM Marketing to act as our marketing agent to sell our feed products. ICM Marketing will purchase only those feed products that it is able to re-sell. Any third party marketer that we engage, including ICM Marketing, may also have different agreements with respect to compensation in their agreements with other entities that produce the same products that we do. It is possible that the marketers' ability or willingness to perform on our behalf could be impaired by the financial agreements that these marketers have with other entities not related to us. We believe that we will address this issue by creating marketing agreements that have performance incentives. These may be limited by our lack of knowledge of the financial or operational structure of other agreements that these marketers may have with other entities. We cannot be certain that the marketer will always act in our best interest.

BUSINESS

    Our objective is raise capital to develop, construct, own, and operate a 40 million gallon dry mill ethanol plant in Monroe, Wisconsin. We are planning to build an ethanol plant that will have an annual capacity to process approximately 14.8 million bushels of corn into approximately 40 million gallons of ethanol. The ethanol plant is also expected to produce approximately 128,000 tons annually of animal feed known as distiller grains, which may be sold as Distillers Dried Grains with Solubles, Distillers Modified Wet Grains and Distillers Wet Grains. These are the principal by-products of the ethanol production process. In addition, we hope to recover, produce and sell approximately 126,000 tons annually of raw carbon dioxide ("CO2") as another by-product of the ethanol production process. The design, engineering, permitting, construction, and financing of the ethanol plant are referred to as the project. The estimated cost of the project, including land, construction, and start-up expenses is expected to be approximately $59 million. We intend to finance the project with approximately $10-$12 million in equity capital, approximately $1.6 million in tax increment financing from the City of Monroe, a $300,000 grant from the Wisconsin Department of Commerce, a $2.3 million loan from our electrical utility provider and the balance in senior and subordinated debt financing. Other than the tax increment financing and grant, we have no agreements, understandings or commitments from any lender regarding this financing. We will not close on this offering until we execute written debt financing agreements with senior and subordinated lenders.

Description of Dry Mill Process

    Our ethanol plant will produce ethanol by processing corn. The corn will be received by rail and by semi-trailer truck, weighed and stored in a receiving building. It will then be transported to a scalper to remove rocks and debris before it is conveyed to storage bins. Thereafter, the corn will be transported to a hammermill or grinder where it is ground into a mash and conveyed into a slurry tank for enzymatic processing. We will add of water, heat and enzymes to break the ground corn into a fine slurry. The slurry will be heated for sterilization and pumped to a liquefaction tank where other enzymes are added to convert the starches into glucose sugars. Additional enzymes will be added during saccharification. Next the corn slurry is pumped into fermenters, where yeast is added, to begin a forty-eight to fifty hour batch fermentation process. A vacuum distillation system will divide the alcohol from the corn mash. Alcohol is then transported through a rectifier column, a side stripper and a molecular sieve system where it is dehydrated. The 145 proof alcohol which exits the distillation stripper and the rectifier at 190 proof, is then dried to 200 proof in a molecular sieve. The 200 proof alcohol is then pumped to farm shift tanks and blended with five percent alcohol as it is pumped into storage tanks.

    Corn mash from the distillation stripper is pumped into to one of several decanter type centrifuges for dewatering. The water ("thin stillage") is then pumped to a centrifuge and then to an evaporator where it is dried into a thick syrup. The solids that exit the centrifuge or evaporators ("wet cake") are conveyed to the DDGS dryer system. Syrup is added to the "wet cake" as it enters the dryer, where moisture is removed. The process will produce Distiller Grains, which are processed corn mash that can be used as animal feed. The following flow chart illustrates the dry mill process:

    The following diagram shows how we intend to produce ethanol at our plant:

Principal Products and Their Markets

    The principal products we will produce at our ethanol plant are ethanol, distiller grains and carbon dioxide.

Ethanol

    Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains, and can be used as:

  •
  An octane enhancer in fuels;

  •
  An oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and

  •
  A non-petroleum-based gasoline substitute.

Approximately 95% of all ethanol is used in its primary form for blending with unleaded gasoline and other fuel products. The implementation of the Federal Clean Air act has made ethanol fuels an important domestic renewable fuel additive. Used as a fuel oxygenate, ethanol provides a means to control carbon monoxide emissions in large metropolitan areas. The principal purchasers of ethanol are generally the wholesale gasoline marketer or blender. We expect that the principal markets for our ethanol will be petroleum terminals in the Wisconsin, Illinois and the upper Midwest area.

Distiller Grains

    A principal by-product of the ethanol production process are distiller grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy and beef industry. Distiller grains contain by-pass protein that is superior to other protein supplements such as cotton seed meal and soybean meal. By-pass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle. Dry mill ethanol processing creates three forms of distiller grains: Distillers Wet Grains (DWS), Distillers Modified Wet Grains (DMWS) and Distillers Dried Grains with Solubles (DDGS). DWS is processed corn mash that contains approximately 70% moisture. DWS has a shelf life of approximately three days and can be sold only to farms within the immediate vicinity of an ethanol plant. DMWS is DWS that has been dried to approximately 50% moisture. DMWS have a slightly longer shelf life of approximately three weeks and are often sold to nearby markets. DDGS is DWS that has been dried to 10% moisture. DDGS have an almost indefinite shelf life and may be sold and shipped to any market regardless of its vicinity to an ethanol plant.

Carbon Dioxide

    Another by-product of the ethanol production process is raw carbon dioxide (CO2). Raw CO2 can be processed and used in beverage production, food processing, chemical manufacturing and pulp and paper processing. We are currently seeking CO2 processors who will build a processing facility near the ethanol plant and purchase and process the raw CO2 we produce. We have engaged in discussions with Continental Carbonic Products, Inc., a CO2 processor, but have not entered into any binding agreements. We have entered into a letter of intent with Continental Carbonic granting them an option to build a processing facility at the site. Pursuant to the letter of intent, we cannot engage in negotiations with another CO2 processor until we receive written notice from Continental Carbonic that it does not intend to build a processing facility at the site or April 1, 2001, whichever occurs first. If we are unable to secure a CO2 processor, we will need to either build our own CO2 processing facility or release the CO2 into the air.

Ethanol Industry

    Ethanol has important applications, primarily as a high quality octane enhancer and an oxygenate capable of reducing air pollution and improving automobile performance. The ethanol industry is heavily dependent, however, on several economic incentives to produce ethanol.

Federal Ethanol Supports

    Ethanol sales have been favorably affected by the Clean Air Act amendments of 1990, particularly the Federal Oxygen Program which became effective November 1, 1992. The Federal Oxygen Program requires the sale of oxygenated motor fuels during the winter months in certain major metropolitan areas to reduce carbon monoxide pollution. Ethanol use has increased due to a second Clean Air Act program, the Reformulated Gasoline Program. This program became effective January 1, 1995, and requires the sale of reformulated gasoline in nine major urban areas to reduce pollutants, including those that contribute to ground level ozone, better known as smog. Increasingly stricter EPA regulations are expected to increase the number of metropolitan areas deemed in non-compliance with Clean Air Standards, which could increase the demand for ethanol.

    The use of ethanol as an oxygenate to blend with fuel to comply with federal mandates also has been aided by federal tax policy. The Energy Tax Act of 1978 exempted ethanol blended gasoline from the federal gas tax as a means of stimulating the development of a domestic ethanol industry and mitigating the country's dependence on foreign oil. As amended, the federal tax exemption currently allows the market price of ethanol to compete the price of domestic gasoline. The exemption for a 10% ethanol blend is the equivalent of providing a per gallon "equalization" payment that allows blenders to pay more for ethanol than the wholesale price of gasoline and still retain profit margins equal to those received upon the sale of gasoline that is not blended with ethanol. Under current legislation, the federal gasoline tax is $0.184 per gallon and the tax on a 10% ethanol blend is $0.13 per gallon, providing a $0.054 difference. The exemption will gradually drop to 5.1 cents in 2005. This federal tax exemption is scheduled to expire in 2007.

State Incentive Payments

    In large part, the success of the project will be dependent upon the availability of the cash payment to ethanol producers from the State of Wisconsin under Wisconsin Statutes Section 20.115(3)(d) and 93.75. Under this recent Wisconsin producer payment program, the State of Wisconsin will pay certain ethanol producers $.20 per gallon for up to 15,000,000 gallons of ethanol produced in Wisconsin in each 12 month period. The payments will be prorated if the State of Wisconsin has insufficient funds to pay all eligible ethanol producers $.20 per gallon. A Wisconsin ethanol producer will be eligible for the payments if it has been producing ethanol in Wisconsin for fewer than 60 months, it produces more than 10,000,000 gallons of ethanol a year and it purchases the corn or other substances from which the ethanol is produced from local Wisconsin sources. The maximum subsidy available to an ethanol producer under this program is $3,000,000 annually. We have applied with the Wisconsin Department of Agriculture, Trade and Consumer Protection to qualify for the statutory maximum of these ethanol producer payments, but we will not be eligible until we are producing ethanol.

Project Location; Proximity to Markets

    We plan to build our proposed ethanol plant in Monroe, Wisconsin, which is in Green County, in the southern central section of Wisconsin. We have entered into a development agreement with the City of Monroe, Wisconsin to purchase at least a 25 acre site for $1 to build the proposed ethanol plant. Under the agreement, the site will be annexed into the City and become part of the City of Monroe. In addition, the City must conduct a Phase I environmental study on the property, provide clear title to the property, deliver resolutions adopted by the City Council of Monroe approving the agreement and make approximately $1.9 million of improvements, such as leveling the site, installing water and sewer connections and constructing roadways for the site, of which $300,000 will be covered by a grant from the Wisconsin Department of Commerce. We have agreed to pay back the remaining $1.6 million tax increment financing through property taxes, over 10 years. The City's obligation to deliver the property to us is contingent upon our receipt of financing commitments for improvements to the site of at least $7 million.

    We selected the Monroe site because of its location to existing grain production, accessibility to road and rail transportation and its proximity to major population centers. It is also served by the Wisconsin Southern Railroad company ("WSOR"), a short line rail operator. In addition, it is also in close proximity to major highways that connect to major population centers such as Madison and Milwaukee, Wisconsin and Chicago, Illinois.

Strategic Partners and Development Services Team

    We have entered into a non-binding letter of intent with Fagen, Inc., ICM, Inc, and U.S. Bancorp Piper Jaffray ("Piper Jaffray") in connection with the financing, design, construction and operation of the proposed ethanol plant.

U.S. Bancorp Piper Jaffray

    U.S. Bancorp Piper Jaffray is a subsidiary of U.S. Bancorp and provides various securities related services, such as investment banking to both existing and start-up businesses. Piper Jaffray has extensive experience in various types of transactions, such as IPOs and follow-on offerings, corporate debt underwritings and private placements.

Fagen

    Fagen has been involved in the construction of numerous ethanol plants than any other company in this industry. Affiliates of Fagen and Fagen Engineering, an affiliate of Fagan, are providing two services for the project. First, Fagen is acting as co-developer for the project and is funding the company with seed capital during the early stages of development. Second, Fagen will act as the general contractor on the project.

    Fagen has extensive experience in the area of heavy industrial projects, particularly agricultural based facilities. The expertise of Fagen in integrating process and facility design into a construction and operationally efficient facility is very important. In particular, Fagen has been the principal contractor on 13 ethanol projects and has performed significant work on a total of 29 ethanol plants in the United States. In many instances, Fagen has been asked to return to the plant as the maintenance contractor or follow up construction for major expansions. Fagen has done repeat work for Chief Ethanol Fuels and Minnesota Corn Processors, both of whom rank in the top ten in terms of the largest ethanol producers.

    Fagen's understanding of operational efficiencies and integration of various process are essential to our success. Fagen also has knowledge and support to assist our management team in executing a successful startup. Fagen is a meaningful project participant because of its investment and desire to facilitate the project's successful transition from startup to day-to-day profitable operation.

ICM

    ICM is a full service engineering, manufacturing and merchandising firm based in Wichita, Kansas. Engineering operations consist of consulting, design by professional engineers, procurement and project management, as well as manufacturing engineering for DDG dryer and ICM/Phoenix Bio-Methanator wastewater treatment product lines used in ethanol plants. ICM's merchandising operation currently procures and markets various grain products.

    ICM personnel have over 60 years of combined dry and wet mill operation and design experience. They been involved in the research, design, and construction of ethanol plants for many years. Principals of ICM have over twenty years of experience in the ethanol industry and have been involved in the design, fabrication and operations of many ethanol plants.

    Since 1995, ICM has developed a very successful new design for DDG dryers and estimates that it currently holds more than seventy five percent of the market for DDG dryers. ICM also works closely with Phoenix Bio-Systems, which brings over twenty years of brewery and ethanol production experience. Phoenix Bio Systems designed a Bio-Methanator, a high rate treatment system for organics in wastewater. The methanator, combined with ICM's ethanol plant design, allows for the development of zero process water discharge ethanol plants. This design will be incorporated into our proposed ethanol plant, which will have no process water discharge during normal operation.

Letter of Intent

    We have not entered into any legally binding agreements with Piper Jaffray, Fagen or ICM. We have executed a letter of intent with Piper Jaffray, Fagen and ICM and have agreed to enter into good faith negotiations with us to prepare definitive agreements for financial, design and construction services. Piper Jaffray will provide us financing related services in the following areas:

  •
  Develop and implement a financing strategy to raise the funds we need;

  •
  Evaluate our financial options;

  •
  Assist us with credit and rating analysis, submissions, presentations and other related matters;

  •
  Assist and advise us on project structure to obtain guarantees for the design and construction of the ethanol plant;

  •
  Assist us with developing a pre-financial closing budget;

  •
  Prepare a development business plan for us; and

  •
  Assist us with negotiating key contracts involving insurance, marketing and sales.

    For its services, we will pay Piper Jaffray the following fees:

  •
  A one-time non-refundable retainer of $50,000;

  •
  Advisory fees equal to 1% of all capital structured and raised;

  •
  Senior debt fundraising fee equal to 1% of all senior debt raised;

  •
  Subordinated debt fundraising fee equal to 4% of all subordinated debt raised;

  •
  Equity fundraising fee equal to 6% of all equity raised, if the equity was raised and placed by Piper Jaffray; and

  •
  Investment of financing proceeds services fee equal to .10% of investment income or gains earned from such proceeds.

    We will pay Fagen and ICM up to $45 million in exchange for the following services:

  •
  Providing a preliminary design and construction schedule and a guaranteed maximum price for the design and construction of the ethanol plant;

  •
  Assisting us with site evaluation and selection;

  •
  Assisting us with procuring construction and operating permits;

  •
  Designing and building the ethanol plant; and

  •
  Providing us with management services on mutually agreeable terms not to exceed $150,000 annually.

    In addition, we must also reimburse Piper Jaffray, Fagen and ICM for all out-of-pocket expenses incurred in connection with the project. We will also be responsible for fees and expenses related to financing, such as printing and publication expenses, legal fees, ratings, credit enhancements, trustee or agent fees and any registration fees.

Construction of the Project; Proposed Design-build Contract

    Fagen has provided us a proposed Design-Build contract, which we have not executed, but is substantially complete and will be executed at the closing of this offering. The proposed Design-Build contract is subject to modification and approval by lenders. Pursuant to the proposed Design-Build contract, Fagen will act as our general contractor and will design and construct the ethanol plant.

General Terms and Conditions

    We will pay Fagen up to a guaranteed maximum of $45 million to design and construct the ethanol plant. All drawings, specifications and other construction related documents belongs to Fagen. We will be granted a limited license to use such drawings, specifications and related documents in connection with our occupancy of the ethanol plant. If the contract is terminated by us without cause or by Fagen for cause, such as failure to pay undisputed amounts when due, then we must pay Fagen a fee of $1,000,000 if we resume construction of the ethanol plant through our own employees or third parties.

    We will make payments to Fagen on a progress billing basis, based upon monthly applications for payment submitted to us by Fagen for all work performed as of the date of the application. We will retain 10% of the amount submitted in each application for payment; but when at least 50% of the work has been completed, we will pay the full amount of each application for payment. When the ethanol plant is substantially completed, we will pay Fagen all amounts we have retained. If we do not pay all undisputed amounts due within five days after the due date, we will be charged interest at a rate of 18% per year.

    If Fagen encounters "differing site conditions," then it will be entitled to an adjustment in the contract price and time of performance if such conditions adversely affect its costs and performance time. By "differing site conditions," we mean if there are any concealed physical conditions at the site that

  •
  Materially differ from the conditions contemplated in the contract; or

  •
  Any unusual conditions which differ materially from the conditions ordinarily encountered in similar work.

    We expect that once the proposed Design-Build contract is executed and we have graded the site pursuant to Fagen and ICM's specifications, work on the ethanol plant will begin within five days after Fagen receives notice from us to proceed. Substantial completion of the ethanol plant is expected to occur no later than 385 calendar days after Fagen receives notice from us to proceed. By "substantial completion," we mean when the ethanol plant is sufficiently complete so that we can occupy and use the plant to produce ethanol.

    In addition, Fagen will also be responsible for the following:

  •
  Providing all necessary design services, such as architectural, engineering and other professional design services, consistent with applicable law and provided by licensed design professionals either employed by Fagen or qualified independent licensed design consultants;

  •
  Performing all work in accordance with all legal requirements;

  •
  Obtaining all permits, approvals, licenses and fees related to the construction of the ethanol plant, except that we will be responsible for obtaining an Air Pollution Construction and Operation Permit and Wisconsin Pollutant Discharge Elimination permits;

  •
  Performing its responsibilities in a safe manner so as to prevent damage, injury or loss;

  •
  Providing us a warranty that the work performed for us is new, of good quality, conforms to all contract and construction documents and is free of defect in materials and workmanship.

  •
  For a period of one year after substantial completion, correcting any defects in materials and workmanship and commencing correction of defects within seven days of receipt of notice from us that the work performed was defective;

  •
  Obtaining and providing us with a certificate of insurance covering claims arising from worker's compensation or disability; claims for bodily injury, sickness, death or disease, regardless of whether the person injured was an employee of Fagen; claims for damage or destruction of tangible personal property; claims for damages arising from personal injury, death or property damage resulting from ownership, use and maintenance of any motor vehicles; or claims pursuant to any duty to indemnify. Such insurance must be maintained through the development and construction of the ethanol plant;

  •
  Indemnifying, defending and holding us, our officers, directors, agents and employees harmless against any claims, losses, damages, liabilities, including attorney's fees and expenses, for any bodily injury, sickness, death or damage or destruction of property if such arises from the negligent act or omissions of Fagen, its consultants, agent or employee;

    We are responsible for the following:

  •
  Obtaining and maintaining liability insurance to protect us from claim which may arise from performance of our responsibilities;

  •
  Obtaining and maintaining property insurance for the full insurable value of the ethanol plant, including professional fees, overtime premiums and all other expenses incurred to replace or repair the ethanol plant.

  •
  Indemnifying, defending and holding Fagen, its officers, directors, agents and employees harmless against any claims, losses, damages, liabilities, including attorney's fees and expenses, for any bodily injury, sickness, death or damage or destruction of property due to the negligent act or omission of any separate contractors we hire;

  •
  Rough grading the construction site to the specifications of Fagen or ICM;

  •
  Providing at least one access road of sufficient quality to withstand semi-truck traffic;

  •
  Procuring an Air Pollution Construction and Operation permit;

  •
  Obtaining the following Wisconsin Pollutant Discharge Elimination permits: General permit; Storm Water Discharge permit; and Storm Water Discharge for Industrial Activities Permit.

  •
  Providing for a continuous supply of natural gas of at least 1.5 billion cubic feet per year and supply meter and regulators to provide burner tip pressures as specified by ICM;

  •
  Providing a continue supply of electricity of 15,000 kVA, 12,400-volt electrical energy, a high voltage switch, a substation, if required, meter as specified by the electric company;

  •
  Providing water supply of at least 100 gallons per minute from the City of Monroe pursuant to Fagen's or ICM's specifications;

  •
  Providing for waste water discharge if we cannot discharge our cooling water into a nearby creek;

  •
  Providing rail tracks, ties and ballast to the ethanol plant at grades specified by ICM; and

  •
  Providing Fagen or ICM sufficient time to integrate any potential carbon dioxide plant engineering with the detailed engineering on the ethanol plant.

    Fagen has the right to stop or postpone work and to reasonable adjustments to the time for completion of the ethanol plant if any of the following occurs:

  •
  We do not provide reasonable evidence indicating we have adequate funds to fulfill all of our contractual obligations or do not pay amounts properly due under the progress payments, and we do not cure within seven days after we receive notice from Fagen and work on the plant has stopped;

  •
  Any acts, omissions, conditions, events or circumstances beyond its control, if the act or omission was not caused by Fagen or anyone for whom they are responsible. If Fagen's delay in performance is caused by us or those under our control, then the contract price will be appropriately adjusted;

  •
  The presence of any hazardous conditions at the construction site. Upon receiving notice of a hazardous condition, we must immediately proceed to correct the condition. After the condition is corrected and our experts provides written certification that the hazardous condition has been corrected and all necessary governmental approvals have been obtained, Fagen will resume work in the effected area. Fagen will be entitled to an adjustment in price and time for completion of the ethanol plant if its price and time for performance has been adversely affected by the hazardous condition;

  •
  Work on the ethanol plant has stopped for 60 consecutive days, or more than 90 days total, because of any order from us or a court or governmental authority, if such stoppage is not because of any act or omission of Fagen or because we failed to provide Fagen with information, permits or approvals for which we are responsible. Fagen may terminate the design-build contract if we do not begin to correct the above within seven days after receipt of Fagen's termination notice.

    We have the right to terminate the design-build contract for any reason; but if our termination is without cause, then we must provide Fagen with 10 days prior written notice. In addition, we must all pay Fagen for the following:

  •
  All work completed and any proven loss, cost or expense incurred in connection with such work;

  •
  Reasonable costs and expenses attributable to the termination, including demobilization costs and amounts due to settle terminated contracts with subcontractors and consultants; and

  •
  Overhead and profit in the amount of 15% of the sum of the above payments.

Dispute Resolution

    In the event an adjustment or dispute arises, the party making a claim must provide written notice within a reasonable time, but not to exceed 21 days after the occurrence giving rise to the claim. Disputes must first be resolved through discussions between us and Fagen. If the dispute is still not resolved, then the parties must submit the matter to non-binding mediation. In the event the dispute is still not settled, the matter must be resolved by arbitration in accordance with the Construction Industry Arbitration Rules of the American Arbitration Association, unless the parties agree otherwise. The determination of the arbitrator is final and may not be appealed to any court. The prevailing party in any arbitration proceeding is entitled to recover reasonable attorney's fees and expenses incurred.

Limitation of Consequential Damages; Early Completion Bonus

    Neither party is liable to the other for any consequential damages or losses such as loss of use, profits, business, reputation or financing. However, we will be entitled to liquidated damages of $10,000 per day in the event Fagen fails to substantially complete the ethanol plant within 45 days after the scheduled substantial completion date. The substantial completion date is approximately 16-18 months after the close of this offering. If Fagen finishes the ethanol plant and it is fully operational within 45 days after the scheduled substantial completion date, then we must pay Fagen a performance bonus of $.185 per gallon of ethanol produced before the 45th day after the scheduled substantial completion date. At full capacity, this equates to approximately $20,000 per day, and can amount to a $1 million bonus if the ethanol plant is completed and operating at full capacity by the scheduled completion date.

Construction and Timetable for Completion of the Project

    Assuming this offering is successful, and we are able to complete the debt portion of our financing, we estimate that the project will be completed approximately 16-18 months after we close on this offering. This assumes that we will be able to close this offering on or about June 15, 2001. This schedule further assumes that two months of detailed design will occur prior to closing and a fourteen-month construction schedule followed by two months of commissioning. This schedule also assumes that weather, interest rates and other factors beyond our control do not upset our timetable. There can be no assurance that the timetable that we have set will be followed, and factors or events beyond our control could hamper our efforts to complete the project in a timely fashion.

    Pursuant to the proposed Design-Build contract, Fagen's specific tasks are:

Civil/Site
Site Civil Engineering Phase 1 (LDP)
Procure Electrical Transformers
Site Engineering Phase 2 (Detail Design)
Land Disturbance Permit—Submit/Review
Clearing & Grubbing
Install U/G Utilities & Fire Loop
Install U/G Elect. Duct Banks
Final Civil Plan Review (County & Health Dept.)
Site Prep, Utilities & Roads
Ethanol Plant
Structural Engineering
Order Structural Steel
Ethanol Plant Str. Eng. Plan Review
Procure Civil/Structural Materials
Fermentation Tank Foundations
Electrical U/G & Grounding
Remaining Process Area Foundations
Field Fab Fermentation Tanks
Order Pipe, Valves, and Pumps
Balance of Fdn.'s & Slabs
Erect Distillation Steel & Equipment
Pipe Installation @ Process Area
Field Fab Balance of Process Tanks
Ethanol Power & Controls Limited Access
Erect Pipe Racks & Equipment
Ethanol Power & Controls
Pipe Installation @ Mash Area
Erect /Ethanol Process Building
Complete Building Electrical
Start Up & Commission
Grain Storage/Handling
Grain Receiving Str. Eng.
Grain Receiving Str. Eng. Plan Review
Bin & Elevator Foundations
Electrical U/G & Grounding
Erect Grain Storage Bins
Erect Elevator Tower
Electrical Power & Controls Limited Access
Install GH Equipment
Electrical Power & Controls
DDGS Drying
DDGS Drying Str. Eng.
Order Civil/Concrete Material
DDGS Drying Str. Eng. Plan Review
DDG Dryer Foundations & Slabs
DDG Dryer Equipment
DDG Electrical Power
Tie in Dryer Equipment
Tie in Dryer Piping
Erect DDG Building
DDGS Storage/Handling
DDGS Storage/Loadout Str. Eng.
DDGS Storage/Loadout Str. Eng. Plan Review
Procure Civil/Concrete Material
Foundations & Slabs
Erect Building
Electrical Power & Controls
Install DDG Storage Conveyors
Office
Office Bldg. Design
Office Plan Review
Procure Subcontracts
Install Scale Fnd.'s & Scale
Construct Office Building
Power @ Offices
Cooling Tower
Cooling Tower Str. Eng.
Cooling Tower Str. Eng. Plan Review
Procure Civil/Concrete Materials
CT Basin & Sump
Erect Cooling Tower
Power & Controls
Install Cooling Tower Piping
Balance of Plant
Misc. MCC Rooms
Painting
Field Erect Tank Farm Tanks
Tank Farm & Load Out Equipment
Tank Farm Equipment Pads
Tank Farm & Load Out Electrical
Piping @ Tank Farm

ICM and Fagen Subcontract

    ICM and Fagen intend to equally share profits and losses derived from the design and construction of our proposed ethanol plant and will carry equal responsibilities for the construction of the proposed ethanol plant. ICM will be responsible for the following:

  •
  All engineering work on the proposed ethanol plant;

  •
  Procuring major process equipment for the proposed ethanol plant;

  •
  Training our employees and starting up the ethanol plant; and

  •
  Providing on-going process and operations support to us.

    Fagen will be responsible for the following:

  •
  Completing all construction work, including procuring labor and construction material;

  •
  Warrantying the work against defects;

  •
  Coordinating and submitting progress billing statements; and

  •
  Maintaining a development schedule.

Development Agreement with the City of Monroe

    We have entered into a development agreement with the City of Monroe for a site to construct our proposed ethanol plant and for site improvements. The agreement is contingent upon:

  •
  The City completing a Phase I environmental study showing that no material environmental concerns exist;

  •
  The City obtaining and conveying title to the proposed site;

  •
  The City delivering a council resolution to us authorizing this agreement;

  •
  The City successfully annexing the proposed site; and

  •
  Our obtaining financing of at least $7 million for improvements to the proposed site and close on this agreement by June 1, 2001.

    If the contingencies are satisfied, the City will provide us with:

  •
  A site that is at least 25 acres;

  •
  A sanitary sewer lateral to the proposed ethanol plant sufficient to meet our sewage needs;

  •
  A water lateral to the proposed ethanol plant sufficient to meet our water requirements;

  •
  Up to 1,000 cubic yard of crushed rock delivered to the site;

  •
  A road connecting the proposed ethanol plant to an existing road; and

  •
  Rough grading the site and installing erosion control facilities as may be required to allow us to construct the proposed ethanol plant.

    In exchange, we will be responsible for:

  •
  Constructing a 40 million gallon per year dry mill ethanol plant on the proposed that must be substantially complete by June 1, 2002;

  •
  Constructing one or more rail spurs connecting into an existing rail line;

  •
  Providing the City a warranty that on or before January 1, 2002 and for a period of ten years thereafter, the fair market value of the site, including improvements, will not be less that $10 million. If we do not meet this requirement, then the City may impose a non-performance penalty not to exceed $280,000 per year.

    Up to $300,000 of improvements is contingent upon receipt of a $300,000 grant from the Wisconsin Department of Commerce. At closing we must deliver a mortgage to the City covering the site and improvements made to the site. The mortgage will be subordinate to the security interest of the lender providing primary financing for the construction of the proposed ethanol plant, but not to the interest of unit holders.

Procurements

Grain Delivery

    We believe that at the present time, there are no other corn processing ethanol facilities located in Wisconsin. That could change, and there can be no assurance that we will be able to complete the ethanol plant before another facility is developed.

    According to the Wisconsin Agricultural Statistical Service over 400 million bushels of corn are produced annually in Wisconsin. Of the total, the greatest percentage is produced in the southern portion of the state. According to the Wisconsin Agricultural Statistics Service, approximately 200 million bushels of corn is produced in Wisconsin annually within a 100-mile radius of Monroe. The following diagram illustrates corn production by county in Wisconsin:

Source: www.nass.usda.gov/wi/county_estimates/corn.pdf

    Our proposed plant will be located in the City of Monroe, which is in Green County, approximately eight miles from the Illinois State border. We hope to obtain a portion of our corn supply from producers located within a 100-mile radius of Monroe and from portions of Illinois.

    We hope to process approximately 15 million bushels of corn annually. Including Illinois, this amounts to approximately 3% of the corn produced within a 100-mile radius of Monroe. We are likely to purchase most of our corn from Wisconsin producers because corn purchased from residents in Wisconsin qualify for incentive payments to ethanol producers from the state of Wisconsin for use of corn produced in Wisconsin. There can be no assurance that we will be successful in procuring local corn. We have not agreements, commitments or understandings with any corn producers in the area.

Grain Elevators

    We anticipate establishing ongoing business relationships with local grain elevators to acquire the grains we need. We have identified approximately 20 elevators as potential sources of grain in southern Wisconsin and discussions are in progress for future corn delivery. We have no contracts, agreements or understandings with any corn producers in the area. Although we anticipate procuring grains from these sources, there can be no assurance that such grains can be procured on acceptable terms, or if at all.

Commodity Manager

    We intend to hire a commodities manager to ensure the consistent scheduling of grain deliveries and to establish and fill forward contracts through the grain elevators. The commodities manager will coordinate grain deliveries between the railroad and the participating elevators, as well as negotiate price protection with hedging specialists.

Transportation and Delivery

    Grains will be delivered to the processing plant by trucks and rail. The Wisconsin and Southern Railroad Company ("WSOR") provides rail service adjacent to the proposed site's property line. We are negotiating with WSOR to provide long-term rail service to us. We also are negotiating a long-term agreement with WSOR regarding transportation rates for grain deliveries along the WSOR rail lines.

    WSOR provides direct access for shippers via the Chicago, Illinois gateway, which connects with all major railroads via the Belt Railway of Chicago, Burlington Northern at Prairie Du Chien, Wisconsin, Union Pacific, Canadian Pacific and Wisconsin Central at various points on the system. In addition, access to barge facilities is also available at Prairie Du Chien, Wisconsin.

Hedging

    Due to rapid fluctuations in the price of corn, within six months prior to the commencement of operations of the ethanol plant, we plan to engage First Capital Ag to help us develop a hedging strategy to minimize our commodity risk exposure.

Water

    Water supply is very important to the development of ethanol. We expect that water quality at the site will meet the needs of the facility without significant filtering or processing. To satisfy our water needs, we plan to drill one 350,000 gallon-per-day well at the site. Based upon current production of currently existing wells of the City of Monroe, we believe there is sufficient ground water to support this well. In addition, we will also be connected to the City of Monroe's water supply in the event water supplied by the well in not sufficient.

Natural Gas

    The production of ethanol is a very energy intensive process using significant amounts of electricity and natural gas. We have retained US Energy Services, Inc. to manage our energy needs. US Energy will also help us to negotiate and procure natural gas and electricity at the best possible prices. Natural gas prices have historically fluctuated dramatically. The current price of natural gas has more than doubled in the past year. US Energy will provide price risk management services to us to manage natural gas prices in a manner that provides price stability at a level equal to or less than long-term price trends. They currently provide similar services to over 150 companies through 19 professionals operating a commodity trading operation specializing in such services.

    To receive the required natural gas, approximately 6.5 miles of distribution pipelines will be required to access a sufficient supply of natural gas. We anticipate that natural gas will be procured from various suppliers on the open market. The pipeline may be constructed, owned and operated by us or by a third party. Although we would prefer to contract with a third party for distribution services, we will construct and operate the pipeline if that option produces the best economic result. The pipeline will be connected into a "long-haul" transportation pipeline to transport natural gas from various production areas (Gulf of Mexico, Canada, Midcontinent, etc.). With the advice and assistance of US Energy, we are currently in negotiations with several parties regarding the supply and transportation of natural gas to the proposed ethanol plant.

    We have not yet determined if firm or interruptible service will be secured. If firm service is subscribed to, then we will not need to provide for alternate fuel capabilities. We anticipate purchasing natural gas in the supply basin associated with the interstate transportation path serving the plant. Supplies will be purchased from reliable, experienced natural gas producers to insure maximum reliability. Natural gas supplies must be procured and delivered on a daily basis in an amount equal to anticipated daily plant usage. Transporters must be notified each day regarding the plant's expected usage and the physical supply source. To the extent that actual plant usage is greater than or less than expected usage (which it usually is) the imbalance must be managed. U.S. Energy will provide the Company with such management services as well as monitor gas delivery, timely pay invoices, and review and reconcile the final invoices.

Electricity

    Electricity will be purchased from Alliant Energy Company ("Alliant"), the local utility who holds the service franchise for the plant's location. We are currently negotiating with Alliant regarding the specific type and nature of service to be provided. Alliant has also offered to lend us approximately $2.3 million to build electrical infrastructure on the site. The loan will be repaid over five years. We have not entered into any agreement with Alliant regarding electrical service or the proposed loan, but anticipate doing so before we begin construction of the ethanol plant. Once the service agreements are executed and the plant begins operations, US Energy will ensure that contract provisions are followed and will continually evaluate alternative service arrangements and conservation opportunities.

Sales and Marketing

    We intend to sell and market the ethanol, distiller grains and CO2 produced at the proposed ethanol plant through normal and established markets. We hope to sell all of the ethanol produced to one ethanol redistributor. We are currently negotiating with one redistributor to purchase all of the ethanol produced, but have not entered into any agreements regarding the sale of our ethanol. We are negotiating with ICM Marketing, an experienced ethanol-marketing firm, to market and sell our distiller grains. We are negotiating with Continental Carbonic to purchase all of the raw CO2 we produce and to build a CO2 processing facility at the site and have given an option to build a CO2 processing facility at the site. We do not plan to hire or establish a sales organization to market any of the products we produce. Consequently, we will be extremely dependent upon the entities we plan to engage to purchase or market each of our products.

    We anticipate that a substantial portion of our distiller grains will be sold to farms in close proximity to the proposed ethanol plant. The proposed plant is expected to enjoy a significant competitive freight advantage in the distiller grains market since sufficient dairy animals exist within the plant's service area to consume the majority of the distiller grains we produce. Dairy feeding is the highest value use for DDGS. With our Wisconsin base and close proximity to Minnesota and Illinois, we are situated within one of the larger dairy production regions in the United States.

Competition

    We expect to be in direct competition with other ethanol producers, many of whom have greater resources than we do. We also expect that additional ethanol producers will enter the market as the demand for ethanol increases.

Ethanol Producers

    The largest ethanol producers include Archer Daniels Midland, Cargill, Minnesota Corn Processors, Midwest Grain, Williams Energy Service, New Energy Corporation and High Plains Corporation, all of which are capable of producing many times the amount of ethanol we expect to produce. In addition, there are several regional entities recently formed, or in the process of formation, of a similar size and with similar resources to ours.

    Plans to construct new plants or to expand existing plants have been announced which would increase the ethanol production capacity of our competitors. We are unable to determine the number and production capacity of plants that ultimately may be constructed, the timing of such construction or the effect of resulting production upon the demand or price for our ethanol.

    The proposed ethanol plant is expected to compete with other ethanol producers on the basis of price and, to a lesser extent, delivery service. We believe we will compete favorably with other ethanol producers due to our proximity to ample grain supplies and multiple modes of transportation. We believe the proposed ethanol plant's location will offer an advantage over other ethanol producers in that it is expected to have ready access by rail to growing ethanol markets, which will reduce our cost of sales.

    The ethanol industry has grown to more than 50 production facilities in the United States. It is estimated that these facilities are capable of producing approximately 1.8 billion gallons of ethanol per year. The following table lists some major ethanol producers in the United States.

U.S. PRODUCTION CAPACITY
million gallons per year (mmgy)

COMPANY	LOCATION		FEED STOCK	mmgy
A.E. Staley	Loudon	TN	Corn	45
AGP	Hastings	NE	Corn	52
Agri-Energy	Luverne	MN	Corn	15
Alchem	Grafton	ND	Corn	10.5
Al-Corn	Claremont	MN	Corn	17
Archer Daniels Midland (total capacity)	Decatur, Peoria, Cedar Rapids, Clinton, Walhalla	IL	Corn	750
Broin Enterprises	Scotland	SD	Corn	7
Cargill (total capacity)	Blair	NE	Corn	100
	Eddyville	IA	Corn	0
Central Minnesota	Little Falls	MN	Corn	15
Chief ethanol	Hastings	NE	Corn	65
Chippewa Valley ethanol	Benson	MN	Corn	17
Corn Plus	Winnebago	MN	Corn	17.5
Eco Products of Plover	Plover	WI	Whey/potato waste	4
ESE Alcohol	Leoti	KS	Corn/milo	1.1
Ethanol2000	Bingham Lake	MN	Corn	15
Exol, Inc.	Albert Lea	MN	Corn	15
Georgia-Pacific	Bellingham	WA	Paper waste	7
Golden Cheese	Corona	CA	Whey	2.8
Grain Processing Corp.	Muscatine	IA	Corn	10
Heartland Corn Products	Winthrop	MN	Corn	10
Heartland Grain Fuel	Aberdeen	SD	Corn	8
	Huron	SD	Corn	10
High Plains Corporation (total capacity)	York	NE	Corn/milo	68
	Colwich	KS		0
	Portales	NM		0
J.R. Simplot	Caldwell	ID	Potato waste	3
	Burley	ID	Potato waste	3
Jonton Alcohol	Edinburg	TX	Corn	1.2
Kraft, Inc.	Melrose	MN	Whey	3
Manildra ethanol	Hamburg	IA	Corn/milo/wheat starch	7
Merrick/Coors	Golden	CO	Brewery waste	1.5
Midwest Grain (total capacity)	Pekin	IL	Corn/wheat starch	108
	Atchison	KS		0
Minnesota Clean Fuels	Dundas	MN	Waste sucrose	1.5
Minnesota Corn Processors (total capacity)	Columbus	NE	Corn	110
	Marshall	MN	Corn	0
Minnesota Energy	Buffalo Lake	MN	Corn	12
Morris Ag Energy	Morris	MN	Corn	8
New Energy Corp.	South Bend	IN	Corn	85
Pabst Brewing	Olympia	WA	Brewery waste	.7
Parallel Products	Louisville	KY	Beverage waste	7
	Bartow	FL	Beverage waste	5
	R. Cucamonga	CA	Beverage waste	3
Permeate Refining	Hopkinton	IA	Sugars & Starches	1.5
Pro-Corn	Preston	MN	Corn	10
Reeve Agri-Energy	Garden City	KS	Corn/milo	10
Sunrise Energy	Blairstown	IA	Corn	7
Sutherland Project	Sutherland	NE	Corn	15
Williams Energy Services	Pekin	IL	Corn	100
Nebraska Energy (Williams Energy)	Aurora	NE	Corn	30
Wyoming ethanol	Torrington	WY	Corn	5
Total Capacity				1,799.3

Source: Bryan and Bryan Inc.

    Currently, we are aware of only one 4 million gallon per year ethanol plant in Wisconsin, which processes whey/potato waste. There are very few ethanol plants currently in operation capable of producing up to 40 million gallons of ethanol per year. We are not aware of any plants in Wisconsin that are capable of large scale production of ethanol. Further, we are not aware of any corn processing ethanol plants in Wisconsin, a large producer of corn. Last year, according to the Wisconsin Agricultural Statistics Service, approximately 400 million bushels of corn were produced in Wisconsin. Of this amount, the Wisconsin Agricultural Statistics Service estimates that approximately 200 million bushels were produced within a 100-mile radius of the City of Monroe. Consequently, we believe there is an immediate opportunity for a large-scale plant in southern Wisconsin that can aggressively tap into the readily available abundant local supply of corn.

Alternative fuel additives

    The proposed ethanol plant may experience competition from producers of MTBE, a petrochemical derived from methanol which costs less to produce than ethanol. MTBE is the other commonly used oxygenate used in fuels for compliance with federal Clean Air Act mandates, and is the major competitor of ethanol in the oxygenate market. Many major oil companies produce MTBE, and, because it is petroleum based, its use is strongly supported by major oil companies. These companies have significant resources with which to market MTBE and to influence legislation and public perception of MTBE. These companies also have sufficient resources to begin production of ethanol should they choose to do so.

    Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development by ethanol and oil companies with far greater resources that we have. New products or methods of ethanol production developed by larger better financed competitors could provide them competitive advantages over us and harm our business.

Employees

    As of November 20, 2000, we had a total of 2 temporary employees, none of whom were full-time employees. After the close of this offering we anticipate having approximately 1-3 full-time employees who will help monitor construction of the ethanol plant. Upon completion of the ethanol plant, we expect to retain approximately 41 employees, including 31 in ethanol production operations and 10 in general management and administration. We will not maintain a sales and marketing force.

Production Facilities / Description of Property

    Assuming we are able to secure sufficient equity and debt financing, we anticipate that our ethanol plant will be located on an approximately 25 acre site in the City of Monroe Wisconsin. The plant will be capable of grinding approximately 14.3 million bushels of corn per year to produce approximately 40 million gallons of ethanol. We anticipate the ethanol plant will consist of the following buildings:

  •
  A processing building, which will contain processing equipment, laboratories, control room and offices;

  •
  A grain receiving and shipping building, which will contain a control room and 1st and 2nd level mezzanine;

  •
  A mechanical building, which will contain maintenance offices, storage and a welding shop; and

  •
  An administrative building, along with furniture and fixtures, office equipment and computer and telephone systems.

In addition, the plant will include a fermenter walkway, gas dryer, evaporator and storage facilities for ethanol and distiller grains. We anticipate the site will also contain improvements such as roads, rail tracks and rail spur. We anticipate that all of our property will be subject to various mortgage and debt restrictions and covenants.

Legal Proceedings

    We are not currently a party to any material legal proceedings.

Regulatory Permits

    We have engaged RMT Inc., an environmental consulting firm of Brookfield, WI to coordinate and assist us with obtaining an Air Pollution Construction and Operation permit and advise us on environmental compliance generally. We will need to also obtain various other environmental, construction and operating permits, as discussed below. Pursuant to the proposed Design-Build contract, Fagen and ICM will be responsible for construction permits.

Air Pollution Construction and Operation Permit

    Our preliminary estimates indicate this facility will be considered a Wisconsin synthetic minor source of regulated air pollutants. The types of regulated pollutants that may be found at our plant include, Particulate (PM10), Carbon Monoxide (CO), Oxides of Nitrogen (NOx) and Volatile Organic Compounds (VOC's). This means that we must obtain an Air Pollution Construction and Operation Permit. This permit application was filed with the Department of Natural Resources in early October 2000. From the filing date, we expect to complete several steps in the permit process, such as filing a public notice and allowing for a 30 day public comment period. We estimate that this process will take at least 60 days from the date of filing. We are not aware of any public objection to the permit, but can offer no assurance that any objections will not arise or that we will be granted the permit. Without this permit, we will not be able to begin construction. We anticipate that if granted, we will receive the permit in January 2001, which will allow us to commence construction in the spring of 2001 assuming we successfully complete the offering and secure our debt financing. Once granted, the permit is valid for a period of 18 months from the date of grant. If we cannot complete construction within 18 months, we will need to apply for an 18-month extension. We do not anticipate any difficulties obtaining an extension if one is needed.

    Once the proposed ethanol plant is completed, we must conduct emission testing and apply for an Air Pollution Operation permit that will allow us to operate the proposed plant. We anticipate submitting an application for this permit approximately four months prior to completion of construction. If granted, the permit will be valid for five years. Although we currently do not anticipate any significant problems, there can be no assurance that the Department of Natural Resources will grant us these permits.

Wisconsin Pollutant Discharge Elimination Permits

    General Permit.  We expect that we will use approximately 66,500 gallons of water per day to cool our closed circuit systems in the proposed ethanol plant. We plan to apply for a Wisconsin Pollutant Discharge Elimination System ("WPDES") general permit from the Department of Natural Resources to discharge the water into a nearby creek. This permit must be applied for at least 180 days prior to any discharge. We have not applied for this permit, but plan to do so before we begin operations. There can be no assurance that this permit will be granted to us. If we are not granted this permit, then the water will have to be discharged into the City of Monroe's waste water disposal system, for which we will be charged a fee.

    Storm Water Discharge Permit and Storm Water Pollution Prevention Plan.  Before we can begin construction of our proposed ethanol plant, we must obtain a Storm Water Discharge Permit from the Department of Natural Resources. We expect this permit to be granted after a review of various pollution measures the construction team will have on the site. In connection with this permit, we must submit a Storm Water Pollution Prevention Plan that outlines various measures we plan to implement to prevent storm water pollution. The plan must be submitted but need not be approved by the Department of Natural Resources. We anticipate, but there can be no assurances, that we will be able to obtain a Storm Water Discharge permit.

    Storm Water Discharge for Industrial Activities Permit.  Before we can begin operation of the proposed ethanol plant, we must obtain a Storm Water Discharge for Industrial Activities permit from the Department of Natural Resources. This permit must be procured at least 180 days prior to any discharge. In addition, we must also prepare a Storm Water Pollution Prevention Plan outlining measures we plan to implement to prevent storm water pollution during operation.

Spill Prevention, Control and Countermeasures Plan

    Before we can begin operations, we must prepare a spill prevention, control and countermeasures plan. The plan will outline our spill prevention measures for oil products such as ethanol. The plan must be reviewed and certified by a professional engineer. The plan must be completed within 90 days of the commencement of operations.

Risk Management Program

    We are currently in the process of determining whether anhydrous ammonia or aqua ammonia will be used in our production process. If we use anhydrous ammonia, we will need to develop a risk management program to address handling and use of the ammonia and gases emitted from such use. We must establish a prevention program to prevent spills or leaks of the ammonia and an emergency response program in the event of spills, leaks, explosions or other events that may lead to the release of ammonia into the surrounding area. We will need to conduct a hazard assessment and prepare models to assess the impact of an ammonia release into the surrounding area. The program will be presented at one or more public meetings. However, if aqua ammonia is used, no risk management program is needed.

EPA; Nuisance

    Even if we receive all Wisconsin environmental permits for construction and operation of the ethanol plant, we will also be subject to the regulations on emissions of the Environmental Protection Agency (EPA). Current EPA rules do not require us to obtain any permits or approvals in connection with the construction and operation of the Plant, but Wisconsin or EPA rules can and do change which could result in greater regulatory burdens on us. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from foul smells or other air or water discharges from the plant.

MANAGEMENT

Directors, Executive Officers and Key Employees

Name	Age	Position
Gary L. Kramer	52	Chief Executive Officer, President and Director
John L. Malchine	64	Vice President, Chief Financial Officer and Director
Jeff Roskam	43	Director
Daryl Gillund	42	Director

Gary L. Kramer, D.V.M., Chief Executive Officer and Director

    Dr. Kramer has served on our board of directors since May 2000. Dr. Kramer is also currently the president and senior partner at Chapin, Sutter, Chapin, Ltd., of Lena, Illinois, a veterinary service corporation employing eight veterinarians. He has been employed with Chapin, Sutter, Chapin, Ltd. for the last 27 years. He received a doctorate in Veterinary Medicine from Iowa State University in 1973. Prior to co-founding Badger State Ethanol, Dr. Kramer served as chairman of the Adkins Energy project from December 1998 to April 2000. He has also served as a member of a number of professional organizations and has served on other profit and non-profit boards, including the American Veterinary Medical Association, American Association of Bovine Practitioners, Illinois Veterinary Medical Association, Northern Illinois Veterinary Medical Association and the Lena Park District Board.

John L. Malchine, Vice President, Chief Financial Officer and Director

    Mr. Malchine has served on our board of directors since May 2000. Mr. Malchine also currently serves as chairman on the Wisconsin Agriculture, Trade and Consumer Protection Board, having been appointed by Governor Tommy Thompson. The Board has 780 employees and operates on a $141 million budget. He is also a member of the Board of the Wisconsin Tax Commission, which regulates agricultural assessments in Wisconsin. In addition, he currently serves as a member of the Board of Directors of a unit of M & I Bank, in Burlington, Wisconsin and is chairman of the loan committee. Mr. Malchine is also on the Board of Governors of the Southern Region of the Aurora Health Care System, which owns three hospitals and 21 clinics in southern Wisconsin. Prior to co-founding Badger State Ethanol, Mr. Malchine was self-employed in the farming business from 1954 to 1994. In 1989, he co-founded Norway Associates, a real estate development company, for which he currently serves as its President and handles, among others, finance research, permitting and development of medical clinics currently leased by various hospitals.

Daryl Gillund, Director

    Mr. Gillund has served on our board of directors since May 2000. Mr. Gillund has many years of experience in the construction industry. He is a principal shareholder of Fagen, Inc. and has served as its president since 1988. Mr. Gillund is a graduate of Southwest State University in Marshall, Minnesota, where he received a B.S. degree in accounting. Prior to joining Fagen, Inc., Mr. Gillund worked as an officer manager at a predecessor firm for two years. Mr. Gillund currently serves on the board of directors of several ethanol producers, Agri-Energy, LLC in Luverne, Minnesota, Denco, LLC in Morris, Minnesota, Golden Triangle Energy, LLC in Craig, Missouri, an ethanol plant that is under construction and scheduled to come online in February 2001, and Cascade Grain Products, LLC in Clatskanie, Oregon, an ethanol plant that is in the final stages of development.

Jeff Roskam, Director

    Mr. Roskam has served on our board of directors since May 2000. He has served as Senior Vice President of ICM, Inc. since March 1997. He also has sixteen years of professional experience in new product and company development of niche markets including six years of experience in the dry mill ethanol industry. Prior to joining ICM, he served as operations manager from October 1996 to February 1997 for Renewable Oxygenates, Inc., which produced ethanol from whey and potato past. From March 1994 to October 1996, he worked as an engineer at Broin & Associates, Inc. where he served as Project Manager on the development and management of several ethanol plants. Prior to joining Broain & Associates, Inc. he served as Reverse Osmosis Production Manager for EBCO, Inc., an Ohio drinking water equipment manufacturer, as Vice President of Operations for Pure-Best Water, Inc., a California beverage company. Mr. Roskam has a B.A. degree in Finance from Iowa State University and had served as assistant manager for Household Finance Corporation.

Committees of the Board of Directors

    We have not established an audit committee or compensation committee. These functions will be handled by the entire board of directors.

Arrangements for Nomination as Director

    Our operating agreement provides that as long as Fagen owns at least 250 Class A units, then they will be entitled to appoint one director to the board, provided the successor appointed is an employee of Fagen. If ICM owns at least 250 Class A units, then they will be entitled to appoint one director to the board, provided the successor appointed is an employee of ICM. If the requirements for appointing a director by Fagen or ICM are no longer met, then their right to appoint a director will lapse and the director will be elected by the unitholders. All other directors seats will, at an annual meeting of the unit holders, be filled by an individual elected by the unitholders to serve staggered terms of three years.

    Under the terms of our operating agreement, if a vacancy occurs other than from expiration of a director's term or removal of a director, a majority of the then acting directors will appoint a new director. For all other vacancies, nominees for a director's position up for election shall be named by the then acting directors or a nominating committee, if one is then in existence. In addition, unit holders who own at least 25 Class A Units and are entitled to vote in the election of directors may nominate one or more persons for election as directors if we receive written notice of such unit holder's intent to make such nomination, by personal delivery or United States mail, postage prepaid, at least 60 days, but not more than 90 days prior to a meeting date corresponding to the previous year's regular meeting of the unit holders. See the section entitled "Description of Operating Agreement" for further discussion regarding nomination of directors.

EXECUTIVE COMPENSATION

    Gary Kramer is serving as our interim chief executive officer and is currently paid $36,000 per year pursuant to a oral contract to provide managerial services to us. John Malchine is serving as our interim vice president and chief financial officer and has not received any compensation from us. We reimburse our interim officers for expenses incurred relating to services rendered on our behalf. We intend to recruit and hire permanent employees who will be compensated on a regular basis pursuant to agreed upon salaries. We have not and do not expect to establish any option or other type equity incentive plans for employees. We expect to offer typical health and other employee benefits.

    The following table shows the compensation that we pay Gary Kramer, our co-founder, and interim chief executive officer for services that he renders to us.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Securities Underlying Options (# Shares)
Gary Kramer Chairman of the Board Interim Chief Executive Officer	2000	$36,000	$0	0

    Mr. Malchine, our interim chief financial officer receives no salary.

Employment Agreements

    We do not have any employment agreements with any officer or director. All of our current officers are serving in an interim basis.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    Since our inception, we have engaged in several transactions with related parties. We currently do not have outside directors or unaffiliated unit holders to evaluate related party transactions.

Fagen and ICM

    On July 24, 2000, we entered into a letter of intent with Fagen, ICM and Piper Jaffray in which these parties would provide services to us in connection with our plan to build an ethanol plant for approximately $45 million. Under the terms of the letter of intent, Fagen and ICM agree to enter into definitive agreements to provide design and construction related services to us. The letter of intent does not constitute a binding agreement, but the parties are obligated to enter into good faith negotiations to prepare definitive agreements. Prior to negotiating definitive agreements, any party could withdraw from the terms of the letter of intent.

    Under the letter of intent, Fagen and ICM agree to provide services to us in the following areas:

  •
  Providing a Preliminary Schedule and Guaranteed Maximum Price ("GMP") and Design-Build contract for the design and construction of the proposed ethanol plant;

  •
  Assist in the process of site evaluation and selection;

  •
  Assist in all phases of the permitting process including taking a lead role in obtaining all required permits for the construction and operation of the proposed ethanol plant;

  •
  Design and build the proposed ethanol plant in accordance with a Design Build Contract, based upon the Design-Build Institute of America form contract; and

  •
  Provide management services on terms mutually agreeable including management fees not to exceed $150,000 annually.

Under the letter of intent, we have agreed to pay Fagen and ICM an aggregate of $45 million. Pursuant to a proposed Design-Build contract Fagen delivered to us, Fagen will act as our general contractor and will engage the services of ICM for the construction of the ethanol plant. Please see "Business—Construction of the Project; Proposed Design-Build contract".

    We also plan to enter into an output contract with an affiliate of ICM. Under this arrangement, ICM will agree to try to market and sell all of the distiller grains we are able to produce. The price and terms have not been determined. We will be responsible for distiller grains that ICM cannot sell.

    Pursuant to an oral agreement we have with Fagen and ICM, Fagen will purchase 900 Class A units in this offering. ICM will purchase up to 900 Class A units if we are not able to sell at least 10,000 units to meet the minimum required in this offering. Fagan and ICM's purchase of the units are for investment purposes, and will be subject to the same terms and conditions, including restrictions on transfer, as all other investors in this offering.

Start-up Capital

    We were capitalized with limited cash investments from Mr. Gary Kramer and Mr. John Malchine, our founders. Mr. Kramer and Mr. Malchine contributed a total of $20,000 to us in exchange for 1,000 Class C units. Mr. Kramer and Mr. Malchine each paid $10,000 for 500 Class C units, or $20 per unit.

Managerial Services Agreement

    We are currently compensating Gary Kramer, our interim chief executive officer, $36,000 per year pursuant to an oral agreement for managerial services that has no defined term.

Sale of Units

    In September 2000, we sold 20 Class B units to Gary Kramer, and an aggregate of 500 Class B units to two adult sons of John Malchine, our interim Vice President, for $260,000 or $500 per unit. On the same day, we sold an aggregate of 100 Class B units to Daryl Gillund, Randy Shelsta and Roland Fagen, who are all affiliates of Fagen, for $50,000 or $500 per unit. We also sold 100 Class B units to ICM on the same day for $50,000 or $500 per unit.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information concerning the beneficial ownership of our units as of November 22, 2000, and as adjusted to reflect the sale of the units for: (1) each person who owns beneficially more than 5% of our units prior to this offering, (2) each of our directors, (3) our officers, and (4) all directors and executive officers as a group.

	Number of Units Beneficially Owned			Percentage Beneficially Owned
		After Offering			After Offering
	Before Offering(1),(2)			Before Offering(1),(2)
Name		Minimum(3)	Maximum(4)		Minimum(3)	Maximum(4)
Gary Kramer(5)	520	520	520	14.7%	4.3%	3.6%
John Malchine(6)	500	500	500	14.2%	4.4%	3.8%
Roland Fagen(7)	1,000	1,000	1,000	28.4%	8.5%	7.3%
Daryl Gillund(8)	1,000	1,000	1,000	28.4%	8.5%	7.3%
Kevin Malchine(9)	300	300	300	8.5%	2.6%	2.2%
Michael Malchine(10)	200	200	200	5.7%	1.7%	1.5%
ICM, Inc.(11)	1,000	1,000	1,000	28.4%	8.5%	7.3%
Randy Shelsta(12)	1,000	1,000	1,000	28.4%	8.5%	7.3%
Fagen, Inc.(13)	1,000	1,000	1,000	28.4%	8.5%	7.3%
All executive officers and directors as a group(14)	3,020	3,020	3,020	85.8%	25.8%%	22.0%

(1)
Assumes the conversion of an aggregate of 1,000 Class C units into 1,000 Class A units at the close of this offering.

(2)
Assumes the conversion of an aggregate 720 Class B units into 720 Class A units at the close of this offering.

(3)
Assumes the sale of at least 10,000 Class A units.

(4)
Assumes the sale of 12,000 Class A units.

(5)
Gary Kramer's address is 12139 W. Howardsville Road, Lena, Illinois 61048.

(6)
John Malchine's address is 5972 Heg Park Road, Wind Lake, Wisconsin 53185.

(7)
Roland Fagen's address is 501 West Highway 212, Granite Falls, Minnesota 56241. Mr. Fagen is a principal shareholder of Fagen, Inc. His units include 40 Class B units beneficially owned by Messrs. Gillund and Shelsta, and 900 Class A units that Fagen, Inc. has agreed to purchase in this offering.

(8)
Daryl Gillund's address is 1005 Prentice Street, Granite Falls, Minnesota 56241. Mr. Gillund is a principal shareholder of Fagen, Inc. His units include 72 Class B units beneficially owned Messrs. Fagen and Shelsta, and 900 Class A units that Fagen, Inc. has agreed to purchase in this offering.

(9)
Kevin Malchine's address is 27402 Malchine Road Waterford, Wisconsin 53185. Kevin Malchine is an adult son of John Malchine.

(10)
Michael Malchine's address is 27404 Malchine Road Waterford, Wisconsin 53185. Michael Malchine is an adult son of John Malchine.

(11)
ICM, Inc.'s address is 310 N. First Street, Colwich, Kansas 67030. ICM's units include up to 900 Class A units that it has the right to purchase in this offering.

(12)
Randy Shelsta's address is 501 West Highway 212, Granite Falls, Minnesota 56241. Mr. Shelsta is a principal shareholder of Fagen, Inc. His units include 88 Class B units beneficially owned by Messrs. Fagen and Gillund, and 900 Class A units that Fagen, Inc. has agreed to purchase in this offering.

(13)
Fagen, Inc.'s addess is 501 West Highway 212, Granite Falls, Minnesota 56241. Includes 100 Class B units beneficially owned by Messrs. Fagen, Gillund and Shelsta and 900 Class A units that it has agreed to purchase in this offering.

*
Denotes beneficial ownership of less than 1%

Compensation of Directors

    We have not established any compensation policies for our directors. We only reimburse our director's expenses relating to their service to us.

Limitations of Directors' and Unit holders' Liability and Indemnification

    Our articles of organization provides that none of our directors or members will be liable to us for any breach of their duty of care. This could prevent us and our unit holders from bringing an action against any director for monetary damages arising out of a breach of that director's duty of care or grossly negligent business decisions. This provision does not affect possible injunctive or other equitable remedies to enforce a directors' duty of loyalty for acts or omissions not taken in good faith, that involve intentional misconduct or a knowing violation of law, or for any transaction from which the director derived an improper personal benefit. It also does not eliminate or limit a director's liability for participating in unlawful payments or distributions or redemptions, or for violations of state or federal securities laws.

    Under Wisconsin law and our operating agreement, no member or director will be liable for any of our debts, obligations or liabilities merely because he or she is a member or director. In addition, Wisconsin law and our operating agreement contain an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is our director, officer, employee or agent. We must also indemnify these individuals if they were serving another entity at our request. We must also indemnify against expenses, including attorneys' fees, judgments, fines and any amounts paid in any settlement which was actually and reasonably incurred by these individuals in connection with any legal proceedings. Our indemnification obligations may include criminal or other proceedings.

    The Securities and Exchange Commission advises that indemnification for liabilities arising under the federal securities laws is against public policy and is unenforceable.

PLAN OF DISTRIBUTION

    We have no underwriter. We are selling the units directly to investors. We are not using agents or brokers. Our directors will be the principal persons involved in selling the units. We will not pay the directors or any other person any commissions in connection with any sales. Our directors have no relationship to any broker-dealer. Subject to the requirements of the Securities Act and applicable Blue Sky laws, we plan to promote the offering by advertising in agricultural newspapers in Wisconsin and Illinois. We plan to distribute a request card that investors may send to us in order to receive a prospectus. We also plan to mail these request cards to a list of names provided to us by the Wisconsin Corn Growers Association. We also plan to hold one or more informational meetings for potential investors at an undetermined site in or near Monroe, Wisconsin. Attendance at the meeting will not be required to purchase the units offered in this prospectus. The informational meeting is intended to give investors an opportunity to ask questions of the directors and, if they choose, to bring their legal or financial advisors to ask questions and obtain information about the project. All attendees at the informational meeting will receive a prospectus. The informational meeting is intended to give investors an opportunity to ask questions of the directors and, if they choose, to bring their legal or financial advisors to ask questions and obtain information about the project. All attendees at the informational meeting will receive a prospectus. Before purchasing an units, an investor must execute a subscription agreement and sign our operating agreement. The subscription agreement will contain, among other provisions, an acknowledgement that the investor received a prospectus and that the investor agrees to be bound by our operating agreement. All subscriptions are subject to approval by our directors and we reserve the right to reject any subscription agreement. Investors must purchase a minimum of five units, but may purchase more than 1,000 units.

    We will offer and sell the units only in Illinois, Wisconsin, Minnesota, Iowa and Kansas. We must obtain approval from these state securities' regulatory authorities, and from the authorities in any other state that we may offer or sell the units.

    Pursuant to an oral agreement with Fagen and ICM, we plan to sell up to 900 Class A units offered in this offering to Fagen, who will act as our general contractor to design and build our proposed ethanol and currently has a representative on our board of directors. We also plan to sell up to 900 Class A units to ICM, who will serve as a subcontractor to design and build our proposed ethanol and currently has a representative on our board of directors. ICM will purchase our units only if we are not able to sell at least 10,000 units to meet the minimum required in this offering. Fagan and ICM's purchase of the units is for investment purposes and will be subject to the same terms and conditions, including restrictions on transfer, as all other investors in this offering.

DESCRIPTION OF OFFERING PRICE DETERMINATION

    We determined the offering price for the units arbitrarily. The offering price for the units does not have any relationship to our assets, earnings, revenues, book value or other measurable criteria.

DESCRIPTION OF UNITS

    We are authorized to issue up to an aggregate of 20,000 Class A, Class B and Class C Units. Currently, we have 720 Class B and 1,000 Class C Units issued and outstanding. On the date we close on this offering, all Class B and Class C units will automatically convert to Class A units at the rate of one Class A unit for every Class B unit, and one Class A unit for every Class C unit. Thereafter, all Class B units or Class C units will cease to exist. All units, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and, other than Class B and Class C units, have no conversion rights.

Maximum Ownership and Voting Limitations

    Our operating agreement provides that absent unanimous consent of our directors, you cannot, at any time, either directly or indirectly, own more than 1,000 of our issued and outstanding Class A units. We reserve the right to reject any subscription in which the unit holder seeks to purchase more than 1,000 Class A units, including Class A units owned directly or indirectly by any person or entity affiliated with that unit holder. As a unit holder, you are entitled to one vote per unit owned. You may vote your units in person or by proxy, not to exceed 1,000 votes, at a meeting of the unit holders, on all matters coming before a unit holder vote. Unit holders do not have cumulative voting or pre-emptive rights.

Separable Interests

    Although we are managed by our directors, our operating agreement provides that certain transactions, such as amending our operating agreement or dissolving our limited liability company,

require member approval. Upon purchasing our units, you will become a member of our limited liability company. Each member has the right to:

  •
  A share of our profits and losses, to receive distributions of our assets, if and when declared by our directors, and to participate in the distribution of our assets in the event we are dissolved or liquidated; and

  •
  Access to certain information concerning our business and affairs and to vote on matters coming before a vote of the members, not to exceed 1,000 votes per member. Our operating agreement provides that if your membership is terminated, regardless of whether or not you transfer you units or we admit a substitute unit holder, then you will lose all of your rights to vote your units and the right to access information concerning our business and affairs. However, you will continue to have the right to a share of our profits and losses and the right to receive distributions of our assets and to participate in the distribution of our assets in the event of we are dissolved or liquidated.

  •
  Your membership interest in our limited liability company may be terminated if you: voluntarily withdraw from our limited liability company;

  •
  Assign your units for the benefit of creditors;

  •
  Assign all of your units, and the individual or entity to whom you assigned your units is admitted as a member;

  •
  File a voluntary petition in bankruptcy;

  •
  Become subject to an order for relief under the federal bankruptcy laws;

  •
  File a petition or answer seeking reorganization, liquidation, dissolution or similar relief;

  •
  Seek or consent to the appointment of a trustee or receiver over all or substantially all of your property;

  •
  Are subject to an involuntary proceeding seeking reorganization, liquidation, dissolution or other similar relief and at least 120 days has elapsed since such proceeding was commenced; or

  •
  Are subject to an involuntarily appointment, by a court, of a trustee or receiver over all or substantially all of your property and at least 120 has passed since such appointment and such appointment has not been postponed or vacated.

In addition, if you are an individual, you will cease to be a member upon your death, or if you have been declared incompetent by a court of law. If you are a corporation, trust, limited liability company or partnership, you will cease to be a member at the time your existence is terminated. If you are an estate, then your membership will terminate when the fiduciary of the estate distributes all of your units. Accordingly, you can be a unit holder of our limited liability company, but not a member.

    If you transfer your units, and the transfer is permitted by our operating agreement or has been approved by our directors, then the transferee will be admitted as a new member of our limited liability company only if the transferee:

  •
  Agrees to be bound by our operating agreement;

  •
  Pays or reimburses us for legal, filing and publication costs that we incur relating to admitting such individual or entity as a new member, if any;

  •
  Delivers, upon our request, any evidence of the authority such person or entity has to become a member of our limited liability company; and

  •
  Delivers, upon our request, any other materials needed to complete your transfer. We may prohibit the transferee from becoming a member if he or she does not comply with these requirements.

Distributions

    Unit holders are entitled to receive distributions of cash or property if and when a distribution is declared by our directors. Distributions will be made to you in proportion to the number of units you own as compared to all of our units that are then issued and outstanding.

Capital Accounts and Contributions

    The purchase price paid for our units constitutes a capital contribution for purposes of becoming a unit holder of our limited liability company and will be credited to your capital account. As a unit holder, your capital account will be increased according to your share of our profits and other applicable items of income or gain specially allocated to you pursuant to the special allocation rules described below. In addition, we will increase your capital account for the amount of any of our liabilities which is assumed by you or is secured by any property which we distribute to you. We will decrease your capital account for your share of our losses and other applicable items of expenses or losses specially allocated to you pursuant to the special allocation rules described below. We will also decrease your capital account for an amount equal to the value of any property we distribute to you. In addition, we will decrease your capital account for the amount of any of your liabilities which is assumed by us or is secured by property you have contributed to us. In the event you transfer your units and we have approved such transfer, then your capital account, to the extent it relates to the units transferred, will be transferred to the transferee. Our operating agreement does not require that you to make additional capital contributions to us. Interest will not accrue on your capital contributions, and you have no right to withdraw or be repaid your capital contributions you make to us.

Allocation of Profits and Losses

    Except as otherwise provided in the special allocation rules described below, profits and losses that we recognize will be allocated to you in proportion to the number of units you hold. Our profits and losses will be determined by our directors on either a daily, monthly, quarterly or other basis permitted under the Internal Revenue Code, as amended and corresponding Treasury Regulations.

Special Allocation Rules

    The amount of profits and losses which we allocate to you is subject to a number of exceptions referred to as special allocations. These include special allocations required by the Internal Revenue Code and Treasury Regulations aimed at highly leveraged limited liability companies that allocate taxable losses in excess of a unit holder's actual capital contributions. Our operating agreement also requires that our directors make offsetting special allocations in any manner they deem appropriate that, after such offsetting allocations are made, each unit holder's capital account balance is equal to the capital account balance that unit holder would have had if special allocations required by the Internal Revenue Code and Treasury Regulations were not made to that holder's capital account.

Restrictions and Transfer of Units

    Transfer of your units is restricted. Until we begin substantial operation of the ethanol plant, you cannot transfer any of your units unless such transfer is:

  •
  to your administrator or trustee to whom if such transfer was done involuntarily by operation of law; or

  •
  made without consideration to or in trust for your descendants. Upon commencement of substantial operation of the ethanol plant, but prior to any events deemed a "dissolution event," you may transfer your units to any other unit holder or "affiliate" of another unit holder, to any of your "affiliates", or to any person or organization pursuant to the written approval of a majority of our directors. By affiliate, we mean any person who controls or is controlled by someone who owns our units, any officer, director, general partner or trustee of someone who owns our units or someone who controls a person or organization which controls someone who owns our units.

    A dissolution event occurs when:

  •
  at least 75% of our unit holders who are entitled to vote determine that we should be dissolved, wound up, and liquidated, or

  •
  a court rules that we should be dissolved, wound up or liquidated.

    In addition, transfers are permitted only upon satisfaction of various conditions by you and the person or organization to whom your units were transferred, including reimbursing us for all reasonable costs and expenses incurred in connection with your transfer, delivery of transfer documents to us, delivery of certain financial and tax information to enable us to file all necessary tax returns, repayment of any indebtedness you owe to us and satisfaction of all federal and state securities laws.

Distribution of Assets upon Dissolution or Liquidation

    Our operating agreement provides that in the event we are dissolved or liquidated, all of our assets will first be used to pay all of our debts and liabilities. Thereafter, assets will be set aside as reserves for contingent liabilities and any remaining property and assets will be distributed to the unit holders, on a pro rata basis, in an amount equal to each unit holder's capital account.

DESCRIPTION OF OPERATING AGREEMENT

Management

    We will be managed by at least five, but no more than seven directors who must also be unit holders. This means that you will not have any direct control over the management or operation of our business. Our directors are Mr. Gary Kramer, Mr. John Malchine, Mr. Daryl Gillund and Mr. Jeff Roskam. In addition, Mr. Kramer and Mr. Malchine may appoint, in their sole discretion, one additional director not later than the date we close on this offering. This director will serve while be are constructing the ethanol plant and for a period of three years after substantial completion of the ethanol plant. Both Mr. Kramer and Mr. Malchine will serve while we are constructing the ethanol plant, and for a period of five years after substantial completion of the ethanol plant. Mr. Gillund and Mr. Roskam will serve while we are constructing the ethanol plant, and for a period of three years after substantial completion of the ethanol plant. As long as Fagen owns at least 250 Class A units, then it will be entitled to appoint a board member provided the nominee is an employee of Fagen. If ICM owns at least 250 Class A units, then it will be entitled to appoint the successor for the seat held by Mr. Roskam, provided the successor appointed is an employee of ICM. If the requirements for appointing a director by Fagen or ICM are no longer met, then a director to fill those seats will be elected by the unitholders. All other directors seats will, at an annual meeting of the unit holders, be filled by an individual elected by the unitholders to serve staggered terms of three years.

    The nominees for a director's position will be named by the then acting directors' discretion. If a vacancy occurs due to any reason other than the expiration of a director's term or removal of a director, then the remaining directors will appoint a new director to fill the vacancy for the remainder of such term. Our directors may delegate authority to manage our affairs to any person or committee they designate.

    The directors, however, may not, in addition to any act prohibited by law, engage in any activity that is illegal or inconsistent with our purpose. They cannot confess a judgment against us in excess of $250,000, act or use any of our property other than to advance our purpose or take any actions that would cause our bankruptcy. Without the consent of a majority of the unit holders, the directors cannot:

  •
  merge, consolidate, exchange or otherwise dispose of all or substantially all of our property unless it is pursuant to our dissolution;

  •
  issue any Class A units at a purchase price of less than $1,000 per unit;

  •
  voluntarily dissolve us;

  •
  materially modify our current business objectives;

  •
  cause us to acquire any equity or debt securities of any director or such director's affiliate; or

  •
  cause us to make any loans to any director or such director's affiliate. The directors have a duty to act in good faith and in a manner the director believes to be in our best interest.

    The directors must elect a chairman who will preside over any meeting of the directors. Until the directors provide otherwise, the chairman will also act as our interim General Manager, President and Chief Executive Officer, and shall be responsible for our day-to-day operations. However, prior to beginning operation of our proposed ethanol plant, the directors must nominate an individual other than the chairman to be our General Manager who shall be responsible for our day-to-day operations. The directors will also elect a vice-chairman who shall assume the duties of the chairman in the event the chairman is unable to act.

    Unless provided otherwise pursuant to any agreement between us and another individual, all compensation to a unit holder or director shall be determined by the directors, in their sole discretion.

Unit Holders

    Directors may, at any time, call a meeting of the unit holders, which will be held at our principal office or such other place as designated by directors. Notice of the meeting, stating the place and time of the meeting shall be given to each unit holder at least 10 days, but no more than 30 days, prior to the meeting. The unit holders representing an aggregate of not less than 25% of Class A or Class B Units may also call a unit holder meeting. The annual meeting of the unit holders shall be held at least once a year at such time and place as determined by the directors. Notice of the annual meeting must be given not less than 14 days, but not more than 60 days, prior to the meeting. A unit holder may vote at a meeting of the unit holders either in person, by proxy or by mail ballot. At least 30% of the units entitled to vote must be present at a meeting, whether in person, by proxy or by mail ballot, to transact business.

    Unit holders do not have dissenter's rights. This means that in the event we merger, consolidate, exchange or otherwise dispose of all or substantially all of our property, unit holders do not have the right to dissent and seek payment for their units.

    We will maintain, at our principal office, and a unit holder may inspect, during normal business hours, our books, accountings and records. Our books and accountings will be maintained in accordance with generally accepted accounting principles.

Dissolution

    Our operating agreement provides that a voluntary dissolution of us may be effected only upon the prior approval of at least 75% of our unit holders who are entitled to vote, either in person or by proxy or mail ballot, at any regular or special meeting of the members at which a quorum is present.

Amendments to Operating Agreement

    Our operating agreement may be amended by the affirmative vote of a majority of the unit holders entitled to vote, either in person or by proxy or mail ballot, at any regular or special meeting of the members at which a quorum is present.

UNITS ELIGIBLE FOR FUTURE SALE

    The sale of a substantial number of our units, or the perception that such sales could occur, could adversely affect the value of our units. In addition, any sale could make it more difficult for us to sell equity securities or equity related securities in the future at a time and price that we deem appropriate. Upon the closing of this offering, we will have a total of 11,720 Class A units issued and outstanding if the minimum number of units offered is sold, or 13,720 Class A units if the maximum is sold. Up to 3,020 Class A units will be owned by our officers or directors or those affiliated with our officers or directors. Except for units held by our "affiliates" within the meaning of Rule 144 of the Securities Act, all of our units are available for resale under the federal securities law, but our operating agreement provides that the board of directors will not approve transfers until the ethanol plant is operating which is expected to occur approximately 16-18 months after we on this offering.

    Our units, regardless of whether they are deemed "restricted securities" under Rule 144, are subject to transfer restrictions we have imposed. Our Operating Agreement prohibits transfers without the approval of our directors. Permitted transfers include, transfers by gift, transfers upon death of a member, and transfers to and in trust for the descendant of a unit holder. If any unit holder transfers his or her units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void. These restrictions on transfer could reduce the value of your units.

    In general, under Rule 144, if one year has elapsed since the later of the date of acquisition of restricted units from us or any "affiliate" of ours, as that term is defined under the Securities Act, the acquirer or subsequent unit holder is entitled to sell a number of units that do not exceed the greater of 1% of the then outstanding units. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. If two years have elapsed since the date of acquisition of restricted units from us or from any "affiliate" of ours, and the acquirer or subsequent unit holder is deemed not to have been an "affiliate" of ours at any time during the three months preceding a sale, then that person would be entitled to sell the units without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements of Rule 144.

FEDERAL INCOME TAX CONSEQUENCES OF OWNING OUR UNITS

    This summary discusses the material federal income tax considerations that we reasonably expect to affect your investment in the units. This summary assumes that you are an individual. It does not generally discuss the federal income tax consequences to corporate taxpayers, tax-exempt pension or profit-sharing trusts or IRAs, foreign taxpayers, estates, or taxable trusts or to transferees of units.

    You are urged to consult your own tax advisor with specific reference to your own tax and financial situation including the application and effect of state, local, and other tax laws and any possible changes in the tax laws after the date of this prospectus. This section is not to be construed as a substitute for careful tax planning.

    Except as expressly noted, the statements, conclusions, and opinions contained herein are based on existing law as contained in the Internal Revenue Code, Treasury Regulations, administrative rulings, and court decisions as of the date of this prospectus. No rulings have been or will be requested from the IRS concerning any of the tax matters we describe. Accordingly, there can be no assurance that the

IRS or a court will agree with the following discussion or with any of the positions taken by us for federal income tax reporting purposes.

Partnership Status

    We expect that our limited liability company will be treated as a partnership for federal income tax purposes. This means that we will not pay any federal income tax and the unit holders will pay tax on their share of our limited liability company's net income. Under recently revised Treasury regulations known as the "check-the-box" regulations, an unincorporated entity such as a limited liability company will be taxed as a partnership unless the entity is considered a publicly traded limited partnership or the entity affirmatively elects to be taxed as a corporation.

    We will not elect to be taxed as a corporation and will endeavor to take steps as are feasible and advisable to avoid classification as a publicly traded limited partnership. In early 1997, a study of partnership law by the staff of the Congressional Joint Committee on Taxation questioned the legal authority of the Treasury to issue the check-the-box regulations. Although none of the staff's recommendations were enacted into law, Congress has shown no inclination to adopt legislation that would jeopardize the tax classification of the many entities that have acted in reliance on the check-the-box regulations.

    If we fail to qualify for partnership taxation, we would be treated as a "C corporation" for federal income tax purposes. As a "C corporation," we would be taxed on our taxable income at corporate rates, currently at a maximum rate of 35%. Distributions would generally be taxed again to holders of the units as corporate dividends. In addition, holders of the units would not be required to report their share of our income, gains, losses or deductions on their tax returns until such are distributed. Because a tax would be imposed upon us as a corporate entity, the cash available for distribution to unit holders would be reduced by the amount of tax paid, in which case the value of the units would be reduced.

Publicly Traded Partnership Rules

    To qualify for taxation as a partnership, we cannot be subject to the publicly traded partnership rules under Section 7704 of the Internal Revenue Code. Generally, Section 7704 provides that a publicly traded partnership will be taxed as a corporation if its interests are:

  •
  Traded on an established securities market; or

  •
  Readily tradable on a secondary market (or the substantial equivalent).

    Although there is no legal authority on whether a limited liability company is subject to these rules, it is probable that we are subject to the publicly traded partnership rules because we elected to be classified and taxed as a partnership.

    We will seek to avoid being treated as a publicly traded partnership. Under Section 1.7704-1(d) of the Treasury regulations, interests in a partnership are not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of the market or the inclusion of its interests in a market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner or admitting the transferee as a partner.

    We do not intend to list the units on the New York Stock Exchange, or the Nasdaq Stock Market, or any other stock exchange. In addition, our operating agreement prohibits any transfer of units without the approval of our directors. Our directors intend to only approve transfers that fall within safe harbor provisions of the Treasury regulations, so that we will not be classified as a publicly traded partnership. These safe harbor provisions generally provide that the units will not be treated as readily tradable on a secondary market, or the substantial equivalent, if the interests are transferred:

  •
  in "private" transfers;

  •
  pursuant to a qualified matching service; or

  •
  in limited amounts that satisfy a 2% test.

    Private transfers include, among others:

  •
  transfers by gifts in which the transferee's tax basis in the units transferred is determined by reference to the transferor's tax basis in the interests transferred;

  •
  transfers at death, including transfers from an estate or testamentary trust;

  •
  transfers between members of a family as defined in Section 267(c)(4) of the Internal Revenue Code;

  •
  transfers from retirement plans qualified under Section 401(a) of the Internal Revenue Code or an IRA; and

  •
  "block" transfers. A block transfer is a transfer by a unit holder and any related persons as defined in the Internal Revenue Code in one or more transactions during any thirty-calendar-day period of units which in the aggregate represents more than two percent of the total interests in partnership capital or profits.

    Transfers through a qualified matching service are also disregarded in determining whether interests are readily tradable. A matching service is qualified only if:

  •
  It consists of a computerized or printed system that lists customers' bid and/or ask prices in order to match unit holders who want to sell with persons who want to buy;

  •
  Matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest;

  •
  The seller cannot enter into a binding agreement to sell the interest until the 15th calendar day after his interest is listed, which date must be confirmable by maintenance of contemporaneous records;

  •
  The closing of a sale effected through the matching service does not occur prior to the 45th calendar day after the interest is listed;

  •
  The matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price, nonfirm price quotes, or quotes that express an interest in acquiring an interest without an accompanying price, nonbinding indications of interest, and does not display quotes at which any person is committed to buy or sell a interest at the quoted price (firm quotes);

  •
  The seller's information is removed within 120 days of its listing and is not reentered into the system for at least 60 days after its deletion; and

  •
  The sum of the percentage interests transferred during the entity's tax year, excluding private transfers, cannot exceed 10 percent of the total interests in partnership capital or profits.

    In addition, interests are not treated as readily tradable if the sum of the percentage of the interests transferred during the entity's tax year, excluding private transfers, do not exceed two percent of the total interests in partnership capital or profits.

Tax Treatment of Our Operations; Flow-Through of Taxable Income and Loss; Use of Calendar Year

    We will pay no federal income tax. Instead, as a unit holder, you will be required to report on your income tax return your allocable share of the income, gains, losses and deductions we have recognized without regard to whether cash distributions are received.

    Because we will be taxed as a partnership, we will have our own taxable year that is separate from the taxable years of our unit holders. Unless a business purpose can be established to support a different taxable year, a partnership must use the "majority interest taxable year" which is the taxable year that conforms to the taxable year of the holders of more than 50% of its interests. In this case, the majority interest taxable year is the calendar year.

Tax Consequences to Our Unit holders

    As a unit holder, you will be required to report on your income tax return for your taxable year with which or within which our taxable year ends, your distributive share of our income, gains, losses and deductions without regard to whether any cash distributions are received. To illustrate, each calendar year unit holder will include his share of our 2000 taxable income or loss on his 2000 income tax return. A unit holder with a June 30 fiscal year will report his share of our 2000 taxable income or loss on his income tax return for the fiscal year ending June 30, 2001. We will provide each unit holder with an annual Schedule K-1 indicating such holder's share of our income, loss and their separately stated components.

Tax Treatment of Distributions

    Distributions made by us to a unit holder generally will not be taxable to the unit holder for federal income tax purposes as long as distributions do not exceed the unit holder's basis in his units immediately before the distribution. Cash distributions in excess of unit basis, which is unlikely to occur, are treated as gain from the sale or exchange of the units under the rules described below for unit dispositions.

Initial Tax Basis of Units and Periodic Basis Adjustments

    Under Section 722 of the Internal Revenue Code, your initial basis in the units you purchase will be equal to the sum of the amount of money you paid for your units. Your basis will also be increased by your share of our debt. However, see "Deductibility of Losses; At-Risk; Passive Loss Limitations" regarding the impact of debt on deductibility of losses. Here, your initial basis in each unit purchased will be $1,000, plus your allocated share of our senior and subordinated debt when they are incurred.

    Your initial basis in the units will be increased to reflect your distributive share of our company's taxable income, tax-exempt income, gains, and any increase in your share of debt. If you make additional capital contributions at any time, the adjusted basis of your units will be increased by the amount of any cash contributed or the adjusted basis in any property contributed if additional units are not distributed to you.

    The basis of your units will be decreased, but not below zero, by:

  •
  the amount of any cash we distribute to you;

  •
  the basis of any other property distributed;

  •
  your distributive share of losses and nondeductible expenditures that are "not properly chargeable to capital account"; and

  •
  any reduction in your share of our debt.

    The unit basis calculations are complex. A member is only required to compute unit basis if the computation is necessary to determine his tax liability but accurate records should be maintained. Typically, basis computations are necessary at the following times:

  •
  The end of a taxable year during which the we suffered a loss, for the purpose of determining the deductibility of the member's share of the loss;

  •
  Upon the liquidation or disposition of a member's interest, and

  •
  Upon the nonliquidating distribution of cash or property to a partner, in order to ascertain the basis of distributed property or the taxability of cash distributed.

    Except in the case of a taxable sale of a unit or our liquidation, exact computations usually are not necessary. For example, a unit holder who regularly receives cash distributions that are less than or equal to his or her share of our taxable income will have a positive unit basis at all times. Consequently, no computations are necessary to demonstrate that cash distributions are not taxable under Section 731(a)(1) of the Internal Revenue Code. The purpose of the basis adjustments is to keep track of a member's "tax investment" in us, with a view toward preventing double taxation or exclusion from taxation of income items upon ultimate disposition of the units.

Deductibility of Losses; At-Risk; Passive Loss Limitations

    Generally, a unit holder may deduct losses allocated to him, subject to a number of restrictions. Your ability to deduct any losses we allocate to you, is determined by applying the following three limitations dealing with basis, at-risk and passive losses.

  •
  Basis. You may not deduct an amount exceeding your adjusted basis in your units pursuant to Internal Revenue Code Section 704(d). If your share of our losses exceeds your basis in your units at the end of any taxable year, such excess losses, to the extent they exceed your adjusted basis, may be carried over indefinitely and deducted to the extent that at the end of any succeeding year your adjusted basis in your units exceeds zero.

  •
  At-Risk Rules. Under the "at-risk" provisions of Section 465 of the Internal Revenue Code, if you are an individual taxpayer (including an individual partner in a partnership) or a closely-held corporation, you may deduct losses from a trade or business activity, and thereby reduce your taxable income from other sources, only to the extent you are considered "at risk" with respect to that particular activity. The amount you are considered to have "at risk" includes money contributed to the activity and certain amounts borrowed with respect to the activity for which you may be liable.

  •
  Passive Loss Rules. Section 469 of the Internal Revenue Code may substantially restrict your ability to deduct losses and tax credits from passive activities. Passive activities generally include activities conducted by pass-through entities, such as our limited liability company, certain partnerships, or S corporations, in which the taxpayer does not materially participate. Generally, losses from passive activities are deductible only to the extent of the taxpayer's income from other passive activities. Passive activity losses that are not deductible may be carried forward and deducted against future passive activity income or may be deducted in full upon disposition of a unit holder's entire interest in us to an unrelated party in a fully taxable transaction. It is important to note that "passive activities" do not include dividends and interest income that normally is considered to be "passive" in nature.

    For unit holders who borrow many to purchase their units, interest expense attributable to the amount borrowed will be aggregated with other items of income and loss from passive activities and subjected to the passive activity loss limitation. To illustrate, if a unit holder's only passive activity is our limited liability company, and if we incur a net loss, no interest expense on the related borrowing would be deductible. If that unit holder's share of our taxable income is less than the related interest expense, the excess would be nondeductible. In both instances, the disallowed interest would be suspended and would be deductible against future passive activity income or upon disposition of the unit holder's entire interest in our limited liability company to an unrelated party in a fully taxable transaction.

Passive Activity Income

    If we are successful in achieving our investment and operating objectives, you may be allocated taxable income from us. To the extent that your share of our net income constitutes income from a passive activity (as described above), such income may generally be offset by your net losses and credits from investments in other passive activities.

Allocations of Income and Losses

    Your distributive share of our income, gain, loss, or deduction for federal income tax purposes generally is determined in accordance with our operating agreement. Under Section 704(b) of the Internal Revenue Code, however, an allocation, or portion thereof, will be respected only if it either has "substantial economic effect" or is in accordance with the "partner's interest in the partnership." If the allocation or portion thereof contained in our operating agreement does not meet either test, the IRS may make a reallocation of such items in accordance with their determination of each unit holder's economic interest in us. Treasury Regulations contain guidelines as to whether partnership allocations have substantial economic effect. The allocations contained in the operating agreement (see "Summary of the Operating Agreement—Allocations and Distributions," above) are intended to comply with the Treasury Regulations' test for having substantial economic effect.

Allocations to Newly Admitted Unit holders or Transferees of Units

    New unit holders will be allocated a proportionate share of income or loss for the year in which they became unit holders. The operating agreement permits our directors to select any method and convention permissible under Internal Revenue Code Section 706(d) for the allocation of tax items during the time any person is admitted as a unit holder. In addition, the operating agreement provides that upon the transfer of all or a portion of a unit holder's units, other than at the end of our fiscal year, the entire year's net income or net loss allocable to the transferred units will be apportioned between the transferor and transferee.

Alternative Minimum Tax

    If we adopt accelerated methods of depreciation, it is possible that taxable income for Alternative Minimum Tax purposes might exceed regular taxable income passed through to the unit holders. No decision has been made on this point but we believe that most unit holders are unlikely to be adversely affected by excess alternative minimum taxable income.

Tax Consequences upon Disposition of Units

    Gain or loss will be recognized on a sale of our units equal to the difference between the amount realized and the unit holder's basis in the units sold. Amount realized includes cash and the fair market value of any property received plus the member's share of our debt. Although unlikely, since debt in included in your basis, it is possible that you could have a tax liability upon the sale of your units that exceeds the proceeds of sale.

    Gain or loss recognized by a unit holder on the sale or exchange of a unit held for more than one year generally will be taxed as long-term capital gain or loss. A portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Internal Revenue Code

Section 751 to the extent attributable to depreciation recapture or other "unrealized receivables" or "substantially appreciated inventory" owned by us. We will adopt conventions to assist those members that sell units in apportioning the gain among the various categories.

Effect of Tax Code Section 754 Election on Unit Transfers

    The adjusted basis of each unit holder in his company units ("outside basis") initially will equal his proportionate share of our adjusted basis in our assets ("inside basis"). Over time, however, it is probable that changes in unit values and cost recovery deductions will cause the value of a unit to differ materially from the unit holder's proportionate share of the inside basis.

    Section 754 of the Internal Revenue Code permits a partnership to make an election that allows a transferee who acquires units either by purchase or upon the death of a unit holder to adjust his share of the inside basis to fair market value as reflected by the unit price in the case of a purchase or the estate tax value of the unit in the case of an acquisition upon death of a unit holder. Once the amount of the transferee's basis adjustment is determined, it is allocated among our various assets pursuant to Section 755 of the Internal Revenue Code.

    A Section 754 election is beneficial to the transferee when his outside basis is greater than his proportionate share of the entity's inside basis. In this case, a special basis calculation is made solely for the benefit of the transferee that will determine his cost recovery deductions and his gain or loss on disposition of property by reference to his higher outside basis. The Section 754 election will be detrimental to the transferee if his outside basis is less than his proportionate share of inside basis.

    If we make a Section 754 election, Treasury regulations requires us to make the basis adjustments. In addition, these regulations place the responsibility for reporting basis adjustments on us. We must report basis adjustments by attaching statements to our partnership returns. In addition, we are required to adjust specific partnership items in light of the basis adjustments. Consequently, amounts reported on the transferee's Schedule K-1 are adjusted amounts.

    Transferees are subject to an affirmative obligation to notify us of their basis in acquired interests. To accommodate concerns about the reliability of the information provided, we are entitled to rely on the written representations of transferees concerning either the amount paid for the partnership interest or the transferee's basis in the partnership interest under Section 1014 of the Internal Revenue Code, unless clearly erroneous.

    Our operating agreement provides that our directors will determine whether or not a Section 754 election will be made. Depending on the circumstances, the value of units may be effected positively or negatively by whether or not we make a Section 754 election. If we decide to make a Section 754 election, the election will be made on a timely filed partnership income tax return and is effective for transfers occurring in the taxable year of the return in which the election is made. Once made, the Section 754 election is irrevocable unless the Internal Revenue Service consents to its revocation.

Our Dissolution and Liquidation May Be Taxable to You, Unless Our Properties are Distributed In-kind.

    Our dissolution and liquidation will involve the distribution to you of the assets, if any, remaining after payment of all of our debts and liabilities. Upon dissolution, your units may be liquidated by one or more distributions of cash or other property. If you receive only cash upon the dissolution, gain would be recognized by you to the extent, if any, that the amount of cash received exceeds your adjusted basis in your units. No gain or loss will be recognized if we distribute our own property in a dissolution. However, since our primary asset will likely be the ethanol plant, it is unlike that we will make a distribution in kind.

Audit of Income Tax Returns

    The IRS may audit our tax returns and may disagree with the tax positions we have taken on such returns. If challenged by the IRS, the tax position taken on the returns may not be sustained by the courts. An audit of our tax returns could lead to separate audits of your tax returns, which could result in adjustments attributable to items that may or may not be related to us.

    Generally, you are required to file your tax returns in a manner consistent with the information returns filed by us, such as Schedule K-1, or you may be subject to possible penalties, unless you file a statement with your tax return describing any inconsistency. In addition, we will select a "tax matters partner" who will have certain responsibilities with respect to any IRS audit and any court litigation relating to us. You should consult your tax advisors as to the potential impact these procedural rules may have on you.

Interest on Underpayment of Taxes; Accuracy-Related Penalties; Negligence Penalties

    If we incorrectly report your distributive share of our net income, such may cause you to underpay your taxes. If it is determined that you underpaid your taxes for any taxable year, you must pay the amount of taxes you underpaid plus interest on the underpayment and possibly certain penalties from the date the tax was originally due. Under recent law changes, the accrual of interest and penalties may be suspended for certain qualifying individual taxpayers if the IRS does not notify you of amounts owing within 18 months of the date you filed your income tax return. The suspension period ends 21 days after the IRS sends the required notice. The rate of interest is compounded daily and is adjusted quarterly.

    Under Section 6662 of the Internal Revenue Code, penalties may be imposed relating to the accuracy of tax returns that are filed. A 20% penalty is imposed with respect to any "substantial understatement of income tax" and with respect to the portion of any underpayment of tax attributable to a "substantial valuation misstatement" or to "negligence." All of those penalties are subject to an exception to the extent a taxpayer had reasonable cause for a position and acted in good faith.

    The IRS may impose a 20% penalty with respect to any underpayment of tax attributable to negligence. An underpayment of taxes is attributable to negligence if such underpayment results from any failure to make a reasonable attempt to comply with the provisions of the Code, or any careless, reckless, or intentional disregard of the federal income tax rules or regulations. In addition, regulations provide that the failure by a taxpayer to include on a tax return any amount shown on an information return is strong evidence of negligence. The disclosure of a position on the taxpayer's return will not necessarily prevent the imposition of the negligence penalty.

State and Local Taxes

    In addition to the federal income tax consequences described above, you should consider the state and local tax consequences of an investment in us. This prospectus makes no attempt to summarize the state and local tax consequences to an investor. You are urged to consult your own tax advisor regarding your state and local tax obligations.

LEGAL MATTERS

    The validity of the issuance of the units offered will be passed upon for us by Lindquist & Vennum P.L.L.P.

EXPERTS

    The balance sheet of Badger State Ethanol as of September 30, 2000 and the related statements of operations, changes in members' equity and cash flows for the period of inception (May 11, 2000) to

September 30, 2000 included in this Prospectus, and in the registration statement of which this Prospectus is a part, have been audited by Boulay, Heutmaker, Zibell and Co., P.L.L.P., independent public accountants, as indicated in their report attached hereto. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on the report of Boulay, Heutmaker, Zibell and Co., P.L.L.P., given on their authority as experts in accounting and auditing.

TRANSFER AGENT

    We will serve as our own transfer agent and registrar.

WHERE YOU CAN GET MORE INFORMATION

    Our fiscal year ends on December 31. We intend to furnish our unit holders annual reports containing audited financial statements and other appropriate reports. In addition, we intend to become a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's Public Reference Room, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC Web site at http://www.sec.gov.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Badger State Ethanol, LLC
Waterford, Wisconsin

    We have audited the accompanying balance sheet of Badger State Ethanol, LLC, (a development stage company), as of September 30, 2000, and the related statements of operations, changes in members' equity, and cash flows for the period from inception (May 11, 2000) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Badger State Ethanol, LLC, (a development stage company) as of September 30, 2000, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.

/s/ BOULAY, HEUTMAKER, ZIBELL & CO. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
November 13, 2000

BADGER STATE ETHANOL, LLC
(A Development Stage Company)

Balance Sheet

September 30, 2000

ASSETS
Current Assets
Cash	$334,357
Property and Plant
Construction in progress	25,650
Other Assets
Costs of raising anticipated capital	94,923

Total assets	$454,930

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities
Accounts payable	$122,621
Members' Equity
Member contributions, net of costs related to capital contributions	376,794
Deficit accumulated during the development stage	(44,485)

Total members' equity	332,309

Total liabilities and members' equity	$454,930

Notes to Financial Statements are an integral part of this Statement.

BADGER STATE ETHANOL, LLC
(A Development Stage Company)

Statement of Operations

Period from May 11, 2000 (Date of Inception) to September 30, 2000

Revenues	$—
Operating Expenses
Project coordinator	12,000
Organization costs	19,557
Consulting fees	9,386
Office supplies	2,590
Miscellaneous	952

44,485

Net Loss	$(44,485)

Net Loss Per Unit (1,005 weighted average units outstanding)	$(44.26)

Notes to Financial Statements are an integral part of this Statement.

BADGER STATE ETHANOL, LLC
(A Development Stage Company)

Statement of Changes in Members' Equity

Period from May 11, 2000 (Date of Inception) to September 30, 2000

	Class B	Class C	Total
Balance—May 11, 2000
Initial capital contributions, May 17, 2000 for 1,000 units of Class C		$20,000	$20,000
Initial capital contributions, September 29, 2000 for 720 units of Class B	$360,000		360,000
Costs related to capital contributions	(3,028)	(178)	(3,206)
Net loss for the period ended September 30, 2000	(42,014)	(2,471)	(44,485)

Balance—September 30, 2000	$314,958	$17,351	$332,309

Notes to Financial Statements are an integral part of this Statement.

BADGER STATE ETHANOL, LLC
(A Development Stage Company)

Statement of Cash Flows

Period from May 11, 2000 (Date of Inception) to September 30, 2000

Cash Flows from Operating Activities
Net loss	$(44,485)
Adjustments to reconcile net loss to net cash from operations:
Accounts payable	17,122

Net cash used in operating activities	(27,363)
Cash Flows from Investing Activities
Capital expenditures for construction in progress	(18,280)
Cash Flows from Financing Activities
Member contributions	380,000

Net Increase in Cash	334,357
Cash—Beginning of Period	—

Cash—End of Period	$334,357

Supplemental Disclosure of Noncash Investing and Financing Activities
Amounts payable related to construction in progress	$7,370
Amounts payable for costs of raising capital	$98,129

Notes to Financial Statements are an integral part of this Statement.

BADGER STATE ETHANOL, LLC
(A Development Stage Company)

Notes to Financial Statements

September 30, 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

    Badger State Ethanol, LLC (a Wisconsin Limited Liability Company) to be located in Monroe, Wisconsin, was organized to pool investors, some of whom intend to provide a corn supply, for a 40 million gallon ethanol plant with distribution to upper Midwest states. In addition, the Company intends to produce and sell distillers dried grains and CO2 gas as by-products of ethanol production. Construction is to begin in the year 2001. As of September 30, 2000, the Company is in the development stage with its efforts being principally devoted to organizational and project feasibility activities.

Fiscal Reporting Period

    The Company has adopted a fiscal year ending December 31 for reporting financial operations.

Accounting Estimates

    Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash

    The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Property and Plant

    The Company has incurred site selection and plan development costs that have been capitalized and will be depreciated when the project becomes viable. These costs have been stated at the lower of cost or estimated fair value. Depreciation will be computed using the straight-line method over an estimated useful life of fifteen years when the Company completes the development stage and begins operations. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Costs of Raising Anticipated Capital

    The Company defers the costs incurred to raise equity financing until that financing occurs. At such time that the issuance of new equity units occurs, these costs are netted against the proceeds received.

Income Taxes

    Badger State Ethanol, LLC is treated as a partnership for Federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Recently Issued Accounting Standards

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (subsequently amended by SFAS No. 138). This Statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In June 1999, the FASB issued SFAS No. 137, delaying the effective date of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. The Company has not yet determined the effects SFAS No. 133 will have on its financial position or the results of its operations.

2.  DEVELOPMENT STAGE ENTERPRISE

    The Company was formed on May 11, 2000 to have a perpetual life. The Company was capitalized by contributions from both Class B and Class C members. The two founders each contributed $10,000 for 500 Class C units each. Six other members and one of the Class C members contributed an aggregate of $360,000 for 720 Class B units.

    Income and losses are allocated to all members based upon their respective percentage of total Class B and Class C units held. See Note 3 for further discussion of members' equity

3.  MEMBERS' EQUITY

    As specified in the Company's operating agreement, the Company will have three classes of membership units: Class A, Class B and Class C. As of September 30, 2000, all available Class B and Class C membership units had been sold, as indicated above. The Company is authorized to issue 20,000 Class A membership units. The Company is currently preparing an SB-2 Registration Statement for 12,000 units which will be available for sale at $1,000 per unit. As of September 30, 2000, the Registration Statement had not been completed and, accordingly, no Class A membership units had been sold.

    When the Company reaches a closing on its project financing, the Class B and C membership units will convert at the rate of one Class A unit for each Class B or C membership unit held at the time of conversion. All classes of membership units have equal voting rights.

4.  RELATED PARTY TRANSACTIONS

    As of September 30, 2000, the Company has paid $12,000 of project management fees to one of its members who owns both Class B and Class C units. The Company's general contractor and engineer are also Class B members of the Company.

5.  COMMITMENTS AND CONTINGENCIES

    The Company has signed a letter of intent with an investment banker, engineer and contractor for the project. The investment banker has the right to receive a $50,000 non-refundable retainer from the Company, but has not been paid as of September 30, 2000. The Company anticipates raising approximately $33 million in senior debt financing with specific terms to be negotiated. The Company also anticipates funding the project with additional subordinated debt of approximately $12 million, with specific terms to be negotiated.

    The letter of intent stipulates that the engineer and contractor will be engaged to construct a plant, with costs not to exceed $45 million. They will also receive monthly management fees, not to exceed $150,000 annually. As indicated above, the engineer and contractor hold Class B units of the Company.

    The Company has also signed a letter of intent, with an unrelated entity, to commit to negotiate to sell this entity raw carbon dioxide, which will be produced by the Company. This letter of intent restricts the Company from negotiating with other potential purchasers until April 1, 2001.

    Subsequent to September 30, 2000, the Company signed an agreement to purchase approximately 25 acres of land in Monroe, WI for $1 under a tax increment financing arrangement. Transfer of the land is contingent upon several conditions, including financing commitments to be obtained by the Company. The purchase of the land is to take place at the earlier of June 1, 2001 or the date the Company obtains financing. The Company is obligated to add improvements to the land of at least $7 million and to have the plant substantially completed by June 1, 2002.

    The City will also provide construction of municipal services, such as road, sewer, water and site preparation. These improvements are expected to be financed from $1.6 million in tax increment financing provided by the City and repaid by the Company through its property taxes over a 10 year period, and a $300,000 state grant, which has been conditionally approved.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

    Section 183.0403 of the Wisconsin Statutes and the Company's Operating Agreement contain an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding. We must indemnify such directors or officers regardless of whether the proceedings are civil, criminal, administrative or investigative, if the proceedings are being brought because the individual is or was a member, director, officer, employee or agent of the company, or was serving at the request of the company as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We must indemnify against expenses, including attorneys' fees, judgments, fines and any amounts paid in any settlement which actually and reasonably incurred by such individual in connection with such action, suit or proceeding. We must indemnify if the director or officer acted, or failed to act, in good faith and in a manner he or she reasonably believed to be in the best interests of the company. We must also indemnify with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his or her conduct was unlawful. In some instances a court must approve such indemnification.

    With regards to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and unenforceable.

Item 25.  Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses, other than underwriting discounts, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$3,168

Printing and engraving expenses		*

Legal fees and expenses		*

Accounting fees and expenses		*

Blue Sky fees and expenses		*

Directors and officers insurance		*

Miscellaneous expenses		*

Total	$	*

*
To be filed by Amendment.

Item 26.  Recent Sales of Unregistered Securities

    Since our inception in May 2000, we have sold the following unregistered securities:

    In May of 2000, we sold an aggregate 1,000 Class C units to our founders and promoters, Mr. John Malchine and Mr. Gary Kramer for $20,000, or $20 per unit. Messrs. Malchine and Kramer each paid $10,000 for 500 Class C units.

    In September 2000, we sold an aggregate of 520 class B units to Gary Kramer, our interim Chief Executive Officer, and to two of John Malchine, our interim Vice President's children, for an aggregate of $260,000 or $500 per unit. On the same day, we sold an aggregate of 200 class B units to Fagen and ICM for $100,000 or $500 per unit.

    Each of these sales were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Regulation D of the Securities Act, as transactions by an issuer not involving a public offering, The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 27.  Exhibits and Financial Statement Schedules

EXHIBIT NUMBER	EXHIBIT TITLE
3.1	Articles of Organization
3.2	Operating Agreement
4.1	Form of Class A Unit Certificate*
4.2	Form of Subscription Agreement*
4.3	Escrow Agreement*
5.1	Opinion of Lindquist & Vennum P.L.L.P*
10.1	Letter of Intent by and among US Bancorp Piper Jaffray, Fagen Inc., ICM, Inc. and Badger State Ethanol, LLC dated July 24, 2000
10.2	Proposed Design-Build contract
10.3	Agreement between Badger State Ethanol, LLC and RMT dated July 18, 2000.
10.4	Agreement between Badger State Ethanol, LLC and U.S. Energy Services dated June 14, 2000
10.5	Development Agreement between Badger State Ethanol, LLC and the City of Monroe, Wisconsin dated as of October 11, 2000
10.6	Form of Teaming Agreement
10.7	Letter of intent by and among Continental Carbonic Products, Inc. and Badger State Ethanol, LLC dated September 5, 2000
23.1	Consent of Lindquist & Vennum P.L.L.P. (included on exhibit 5.1)*
23.2	Consent of Boulay, Heutmaker, Zibell & Co. P.L.L.P.
24.1	Powers of Attorneys, included on page II-5.
27.1	Financial Data Schedule

*
Will be filed by amendment

Item 28.  Undertakings

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

    (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person connected with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (6) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

    (7) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Minneapolis, State of Minnesota, on this 22nd day of November, 2000.

BADGER STATE ETHANOL, LLC
By:	/s/ GARY L. KRAMER Gary L. Kramer Interim President, Chief Executive Officer, General Manager and Chairman of the Board (Principal Executive Officer)	By:	/s/ DARYL GILLUND Daryl Gillund, Director
By:	/s/ JOHN L. MALCHINE John L. Malchine Interim Vice President, Chief Financial Officer and Director (Principal Accounting Officer)	By:	/s/ JEFF ROSKAM Jeff Roskam, Director

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John Malchine and Gary Kramer and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments and amendments pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendment to said Registration Statement.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on November 22, 2000:

Name	Title

/s/ Gary L. Kramer Gary L. Kramer	Interim President, Chief Executive Officer, General Manager and Chairman of the Board
/s/ John L. Malchine John L. Malchine	Interim Vice President, Chief Financial Officer and Director
/s/ Daryl Gillund Daryl Gillund	Director
/s/ Jeff Roskam Jeff Roskam	Director

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT TITLE
3.1	Articles of Organization
3.2	Operating Agreement
4.1	Form of Class A Unit Certificate*
4.2	Form of Subscription Agreement*
4.3	Escrow Agreement*
5.1	Opinion of Lindquist & Vennum P.L.L.P*
10.1	Letter of Intent by and among US Bancorp Piper Jaffray, Fagen Inc., ICM, Inc. and Badger State Ethanol, LLC dated July 24, 2000
10.2	Proposed Design-Build contract
10.3	Agreement between Badger State Ethanol, LLC and RMT dated July 18, 2000.
10.4	Agreement between Badger State Ethanol, LLC and U.S. Energy Services dated June 14, 2000
10.5	Development Agreement between Badger State Ethanol, LLC and the City of Monroe, Wisconsin dated as of October 11, 2000
10.6	Form of Teaming Agreement
10.7	Letter of intent by and among Continental Carbonic Products, Inc. and Badger State Ethanol, LLC dated September 5, 2000
23.1	Consent of Lindquist & Vennum P.L.L.P. (included on exhibit 5.1)*
23.2	Consent of Boulay, Heutmaker, Zibell & Co. P.L.L.P.
24.1	Powers of Attorneys, included on page II-5.
27.1	Financial Data Schedule

*
To be filed by amendment

QuickLinks

TABLE OF CONTENTS
Notes to Readers of this Prospectus
PROSPECTUS SUMMARY
RISK FACTORS
WARNING REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
DISTRIBUTION POLICY
SELECTED FINANCIAL DATA
BUSINESS
U.S. PRODUCTION CAPACITY million gallons per year (mmgy)
MANAGEMENT
EXECUTIVE COMPENSATION
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PLAN OF DISTRIBUTION
DESCRIPTION OF OFFERING PRICE DETERMINATION
DESCRIPTION OF UNITS
DESCRIPTION OF OPERATING AGREEMENT
UNITS ELIGIBLE FOR FUTURE SALE
FEDERAL INCOME TAX CONSEQUENCES OF OWNING OUR UNITS
LEGAL MATTERS
EXPERTS
TRANSFER AGENT
WHERE YOU CAN GET MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX